AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1997
                                                      REGISTRATION NO. 333-09789
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 AMENDMENT NO. 6
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ALLSTAR SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                5045                               76-0515249
  (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)              IDENTIFICATION NUMBER)

                             6401 SOUTHWEST FREEWAY
                              HOUSTON, TEXAS 77074
                            TELEPHONE: (713) 795-2000

   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  JAMES H. LONG
                             CHIEF EXECUTIVE OFFICER
                              ALLSTAR SYSTEMS, INC.
                             6401 SOUTHWEST FREEWAY
                              HOUSTON, TEXAS 77074
                            TELEPHONE: (713) 795-2000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                   NICK D. NICHOLAS                 RANDALL G. RAY
               PORTER & HEDGES, L.L.P.         GARDERE & WYNNE, L.L.P.
              700 LOUISIANA, 35TH FLOOR      1601 ELM STREET, SUITE 3000
              HOUSTON, TEXAS 77002-2764          DALLAS, TEXAS 75201
              TELEPHONE: (713) 226-0600       TELEPHONE: (214) 999-3000
                 FAX: (713) 226-0237             FAX: (214) 999-4667

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

******************************************************************************
*                                                                            *
*   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A    *
*   REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED       *
*   WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT    *
*   BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE          *
*   REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT      *
*   CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR   *
*   SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH   *
*   OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR   *
*   QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.               *
*                                                                            *
******************************************************************************

                      SUBJECT TO COMPLETION, JULY 2, 1997

PROSPECTUS

                                1,767,500 SHARES

                          LOGO -- ALLSTAR SYSTEMS, INC.

                                  COMMON STOCK

     Of the 1,767,500 shares of Common Stock, $.01 par value per share ("Common Stock") offered hereby (the "Offering"), 1,500,000 shares are being sold by Allstar Systems, Inc. ("Allstar" or the "Company") and 267,500 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the proceeds from any sale of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

     Prior to this Offering, there has been no public market for the Common Stock. It is currently anticipated that the public offering price will be between $6.00 and $7.00 per share. For information relating to the factors considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "ALLS," subject to notice of issuance.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN
FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                                                     PROCEEDS TO
                                           PRICE TO          UNDERWRITING        PROCEEDS TO           SELLING
                                            PUBLIC           DISCOUNT(1)          COMPANY(2)         STOCKHOLDER
------------------------------------------------------------------------------------------------------------------
Per Share...........................          $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
Total(3)............................          $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) Excludes the value of warrants to purchase up to 176,750 shares of Common Stock at an exercise price per share equal to the greater of 120% of the initial public offering price per share or $9.60 per share, issuable upon exercise of warrants to be issued to Sutro & Co. Incorporated and Cruttenden Roth Incorporated (the "Representatives") upon the closing of this Offering (the "Representatives' Warrants"). Also excludes a non-accountable expense allowance payable to the Representatives. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $          payable by the Company.

(3) The Company has granted the Underwriters an option, exercisable for 45 days from the date of this Prospectus, to purchase a maximum of 265,125 additional shares of Common Stock from the Company solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $       , $       and $       , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part and to withdraw, cancel or modify this Offering without notice. It is expected that delivery of the certificates for the shares will be
made on or about          , 1997.

SUTRO & CO. INCORPORATED                                         CRUTTENDEN ROTH
                                                                   INCORPORATED

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS           , 1997

                                   [GRAPHICS]

     The graphics on page two of the Prospectus are on the inside front cover, seen when first opening the Prospectus. Page two contains at the bottom the stabilization and other language set forth below. Page two also contains a copy of the Company's logo below which are the following pictures: (i) computer products; (ii) a call center agent working on a computer; (iii) a technician explaining a computer system to another person while seated in front of the computer; and (iv) two phone systems. Each of the pictures is in one of the four quadrants of the space and represents the four business divisions of the Company. Below each of the pictures is a caption of the business division that the picture represents, which are Computer Products, CTI Software, IT Services, and Telecom Systems, respectively.

     Prior to the Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by independent certified public accountants following the end of each fiscal year and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION HEREIN AND IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES TO THE "COMPANY" OR TO
"ALLSTAR" REFER TO ALLSTAR SYSTEMS, INC., ITS PREDECESSORS AND SUBSIDIARIES. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) REFLECTS THE REINCORPORATION OF THE COMPANY AS A DELAWARE CORPORATION IN OCTOBER 1996 AND THE RESULTING 8.15-FOR-1 SHARE CONVERSION OF THE COMMON STOCK AND (II) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. SEE
"BUSINESS -- HISTORY AND REINCORPORATION" AND "UNDERWRITING." A GLOSSARY OF NAMES AND CERTAIN TECHNICAL TERMS IS LOCATED AFTER THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS IN THIS PROSPECTUS BEGINNING AT PAGE G-1.

                                  THE COMPANY

     The Company is a growing regional provider of computer and telecommunications hardware and software products and related services. The Company primarily markets its products and services in Texas from two locations in the Houston and Dallas-Fort Worth metropolitan areas. The Company's customer base of approximately 3,400 accounts is comprised primarily of mid-sized companies and regional offices of larger companies in commercial, educational and governmental sectors. The Company positions itself to provide its customers with single-source solutions for both their computer and telecommunications needs by offering a broad range of products and services and by providing the expertise to support integrated computer and telecommunications applications.

     The Company's revenue is derived from sales of computer hardware and software ("Computer Products"), computer-related information technology services ("IT Services"), telecommunications equipment and services ("Telecom Systems") and the Company's proprietary computer/telephone integration software ("CTI Software"). The Company is an authorized reseller of computer products from Compaq, Hewlett-Packard, IBM, Microsoft, Novell and other leading manufacturers. Long-standing relationships with leading aggregators and wholesale distributors of computer hardware and software products enable the Company to provide its customers with competitive product pricing and ready product availability. IT Services include system design, installation, integration and support services. With respect to Telecom Systems, the Company markets, installs and services telecommunications equipment, including large PBX telephone systems from NEC and Mitel, and smaller "key systems," including products from Inter-Tel, Macrotel and NEC. In 1995, the Company introduced proprietary CTI Software products which facilitate computer and telephone integration ("CTI"), primarily for telemarketing, call center and other high volume calling applications.

     The Company believes that the trend toward CTI is likely to continue and that integrated voice, data and video communication will become more prevalent and affordable. The Company believes open architecture CTI standards and solutions will develop as they did in the computer industry. As the technology and management of telecommunications and computer systems converge over the next decade, the Company expects that customers will demand products and services which integrate telecommunications and computer technologies.

     For the year ended December 31, 1996, the Company's operating income increased 81.5% on a 32.1% increase in total revenue from the prior year. For the year ended December 31, 1995, the Company produced a 91.3% increase in operating income on a 42.2% increase in total revenue compared to 1994. The Company's growth has been particularly influenced by the expansion of its Computer Products and IT Services operations into the Dallas-Fort Worth market and the launch of its Telecom Systems business, which completed its first full year of operations in 1995.

     The Company's goal is to expand its regionally-based business as a provider of computer and telephone hardware and software products and related services. To achieve this objective, the Company intends to pursue several key strategies:

     EXPAND GEOGRAPHICALLY. The Company intends to open additional offices within Texas and in new regions to service existing customers and attract new customers. The Company plans to open two new offices within the next year, the first in Austin, Texas and the second in San Antonio, Texas. Upon opening an office in San Antonio, the Company will have branch offices in three of the ten largest metropolitan areas in the United States.

     INCREASE TELECOM SYSTEMS AND CTI SOFTWARE BUSINESSES. The Company began offering Telecom Systems in 1994 and CTI Software in 1995 to capitalize on the growing trend in CTI. The Company intends to (i) expand Telecom Systems operations to the Dallas-Fort Worth market during the third quarter of 1997,
(ii) pursue acquisitions of regional telephone system resellers with established customer bases in targeted markets and (iii) increase the variety and capabilities of its CTI Software products through internal development and acquisitions of complementary software products.

     IMPLEMENT INTERNET-BASED NATIONAL MARKETING PROGRAM. The Company intends to implement a new method of marketing its Computer Products on a nationwide basis under the trade name "800 PC Deals." By accessing an Internet home page currently under development, the Company's sales representatives and customers will be able to obtain product pricing and availability data, enter or change orders and access customer account status information. The Company plans to employ experienced sales representatives in selected metropolitan markets who will be supported by the new Internet-based system and by a national sales support call center performing order entry and customer service functions. 800 PC Deals is anticipated to begin operation in the second half of 1997.

     The Company's executive offices are located at 6401 Southwest Freeway, Houston, Texas 77074 and its telephone number is (713) 795-2000.

                                  THE OFFERING

Common Stock offered by the
  Company............................  1,500,000 shares
Common Stock offered by the Selling
  Stockholder........................    267,500 shares
Common Stock to be outstanding after
  this Offering......................  4,175,000 shares(1)
Use of proceeds by the Company.......  To repay short-term borrowings, for working capital and for general corporate
                                       purposes. See "Use of Proceeds."
Nasdaq National Market symbol........  ALLS
------------

(1) Excludes (i) 417,500 shares of Common Stock reserved for issuance under the 1996 Incentive Stock Plan, of which options to purchase 100,000 shares of Common Stock will be granted upon closing of the Offering with exercise prices at or above the initial public offering price, none of which will be currently exercisable, (ii) restricted stock awards for 14,286 shares which will be granted upon closing of this Offering to certain key employees, none of which will be vested, (iii) 100,000 shares reserved for issuance under the 1996 Non-Employee Director Stock Option Plan, none of which are issued or outstanding and (iv) 176,750 shares of Common Stock issuable upon exercise of the Representatives' Warrants.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                 THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                MARCH 31,
                                       -------------------------------------  ------------------------
                                          1994         1995         1996         1996         1997
                                       -----------  -----------  -----------  -----------  -----------
OPERATING DATA:
Total revenue........................  $    64,076  $    91,085  $   120,359  $    25,948  $    26,593
Gross profit.........................        8,535       11,228       16,057        3,221        3,831
Operating income.....................        1,087        2,079        3,773          547          696
Income before provision for income
  taxes..............................          323          861        2,590          250          407
Net income...........................          183          519        1,603          139          253
Net income per share.................  $      0.07  $      0.19  $      0.60  $      0.05  $      0.09
Weighted average shares
  outstanding........................    2,554,808    2,675,000    2,675,000    2,675,000    2,675,000

                                          AS OF MARCH 31, 1997
                                       --------------------------
                                        ACTUAL     AS ADJUSTED(1)
                                       ---------   --------------
BALANCE SHEET DATA:
Working capital......................  $   2,534      $ 10,703
Total assets.........................     27,301        27,301
Short-term borrowings(2).............     10,411         2,242
Long-term debt.......................     --           --
Stockholders' equity.................      4,580        12,749
------------

(1) As adjusted gives effect to this Offering and the application of the net proceeds therefrom, assuming an initial public offering price of $6.50 per share. See "Use of Proceeds."

(2) See Note 5 to the Company's Consolidated Financial Statements. Short-term borrowings do not include amounts recorded as floor plan financing which are included in accounts payable.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS, EACH OF WHICH COULD AFFECT THE COMPANY'S FUTURE RESULTS OF OPERATIONS AND PROSPECTS, SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF THE COMMON STOCK OFFERED HEREBY.

RISK OF LOW MARGIN BUSINESS

     The Company's past growth in net income has been fueled primarily by sales growth rather than increased gross profit margins. Given the significant levels of competition that characterize the computer reseller market, it is unlikely that the Company will be able to increase gross profit margins in its core business of reselling computer products which accounted for approximately 90% of the Company's total revenue in 1994, 1995 and 1996. Moreover, in order to attract and retain many of its larger customers, the Company frequently must agree to volume discounts and maximum allowable markups that serve to limit the profitability of sales to such customers. Accordingly, to the extent that the Company's sales to such customers increase, the Company's gross profit margins may be reduced and, therefore, any future increases in net income will have to be derived from continued sales growth or effective expansion into higher margin businesses, neither of which can be assured. Furthermore, low margins increase the sensitivity of the Company's results of operations to increases in costs of financing. Any failure by the Company to maintain or increase its gross profit margins and sales levels could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON AVAILABILITY OF CREDIT; DEPENDENCE ON IBMCC; INTEREST RATE SENSITIVITY

     The Company is highly leveraged and the Company's business activities are capital intensive in that the Company is required to finance accounts receivable and inventory. In order to obtain necessary working capital, the Company relies primarily on lines of credit under which the available credit and credit limits are dependent on the amount and quality of the Company's accounts receivable and inventory. As a result, the amount of credit available to the Company may be adversely affected by factors such as delays in collection or deterioration in the quality of the Company's accounts receivable, inventory obsolescence, economic trends in the computer industry, interest rate fluctuations and the lending policies of the Company's lenders. Many of these factors are beyond the Company's control. Any decrease or material limitation in the amount of capital available to the Company under its credit lines and other financing arrangements would limit the ability of the Company to fill existing sales orders, purchase inventory or expand its sales levels and, therefore, would have a material adverse effect on the Company's financial condition and results of operations. In addition, any significant increases in interest rates will increase the cost of financing to the Company and would have a material adverse effect on the Company's financial condition and results of operations. Substantially all of the Company's credit availability is provided by IBM Credit Corporation ("IBMCC"), through which it maintains a base $20.0 million revolving line of credit facility, and Deutsche Financial Services Corporation ("DFS"), through which it maintains a $3.0 million line of credit facility to finance certain inventory purchases. It is anticipated that the Company will continue to rely on accounts receivable and inventory financing from IBMCC and inventory financing from DFS to finance future growth. During each of 1994, 1995 and the first seven months of 1996, the Company was in default of certain financial and other covenants under both its IBMCC and DFS credit facilities due largely to the financing of its rapid growth during those periods by short-term indebtedness under those same credit facilities. Although the Company has periodically sought and obtained waivers from its lenders for prior defaults of certain covenants (and may be required to do so in the future), and has obtained amendments to its credit facilities liberalizing certain other covenants, there can be no assurance that either of its principal lenders will accommodate future requests for waivers or amendments. There can be no assurance that financing from IBMCC, DFS or other lenders will be available to the Company in the future in the amounts presently available, or at all. The inability of the Company to have continuous access to such financing at reasonable costs would materially and adversely impact the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HIGHLY COMPETITIVE BUSINESS

     The Company is engaged in business activities that are intensely competitive and rapidly changing. The Company believes that the principal competitive factors in the business in which it operates are relative price and performance, product availability, technical expertise, adherence to industry standards, financial stability, service support and reputation. Price competition has intensified, particularly in the Company's Computer Products and IT Services businesses, and is likely to continue to intensify. Such price competition could have a material adverse affect on the Company's financial condition and results of operations. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors. The Company's competitors include major computer products and telephone equipment manufacturers, aggregators and distributors, including certain manufacturers, aggregators and distributors which supply products to the Company. Other competitors include established national, regional and local resellers, systems integrators, telephone systems dealers, computer-telephony VARs and other CTI software suppliers. Some of the Company's current and potential competitors have longer operating histories and financial, sales, marketing, technical and other competitive resources which are substantially greater than those of the Company. As a result, the Company's competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than the Company to sales and service of its products. Such competitors could also attempt to increase their presence in the Company's markets by forming strategic alliances with other competitors of the Company, offering new or improved products and services to the Company's customers or increasing their efforts to gain and retain market share through competitive pricing. See "Business -- Competition."

MANAGEMENT OF GROWTH; REGIONAL CONCENTRATION

     The Company has experienced rapid growth which has and may continue to put strains on the Company's management, operational and financial resources. The Company's ability to manage growth effectively will require it to continue to implement and improve its operational, financial and sales systems, to develop the skills of its managers and supervisors and to hire, train, motivate and manage its employees. The Company's future growth, if any, is expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. There can be no assurance that the Company will be successful in managing growth, and the failure to do so could have a material adverse affect on the Company's financial position and results of operations. Within the next 12 months, the Company intends to open new offices in Austin and San Antonio. The Company also plans to relocate its Dallas-Fort Worth office and consolidate substantially all of its warehouse and distribution operations in the Dallas-Fort Worth metropolitan area. The Company anticipates that it will incur substantial costs in connection with these new office openings, including expenditures for furniture, fixtures and equipment. Additional burdens on the Company's working capital are also expected in connection with the start-up of such operations. Any significant disruption or unanticipated expenses in connection with these plans could also have a material adverse effect on the Company's financial condition and results of operations. For the foreseeable future, the Company expects that it will continue to derive most of its total revenue from customers located in or near the metropolitan areas in Texas in which the Company maintains offices. Accordingly, an economic downturn in any of those metropolitan areas, or in the region in general, would likely have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company for the foreseeable future will depend largely on the continued services of key members of management, leading salespersons and technical personnel. There can be no assurance that the departure of one or more of such key personnel would not have a material adverse effect on the Company's results of operations. The Company is particularly dependent upon James H. Long, founder, Chairman of the Board, President and Chief Executive Officer of the Company, because of his knowledge of the Company's operations, industry knowledge, marketing skills and relationships with major vendors, customers and key personnel. The Company does not maintain key personnel life insurance on any of its executive officers or salespersons other than Mr. Long. The Company's success also depends in part on its ability to attract, hire, train and retain qualified managerial, technical and sales and marketing personnel at a reasonable cost, particularly those involved in providing systems integration, support services and training. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining the qualified personnel, including technical personnel, it requires to conduct and expand its operations successfully.The Company's inability to attract, hire, train and retain qualified personnel could have a material adverse affect on the Company's financial condition and results of operations.

DEPENDENCE ON CONTINUED AUTHORIZATION TO RESELL AND PROVIDE
MANUFACTURER-AUTHORIZED SERVICES

     The Company's future success in both product sales and services depends largely on its continued status as an authorized reseller of products and its continued authorization as a service provider. With respect to the Company's computer hardware and software product sales and service, the Company maintains sales and service authorizations with many industry-leading manufacturers, including Compaq, Hewlett-Packard, IBM, Microsoft and Novell. In addition, some of such agreements are based upon the Company's continued supply relationship with Inacom or another aggregator or distributor approved by such manufacturers. With respect to the Company's Telecom Systems business, the Company maintains sales and service authorizations with industry-leading manufacturers, including Active Voice, AVT, NEC, Inter-Tel, Macrotel and Mitel. Without such sales and service authorizations, the Company would be unable to provide the range of products and services currently offered. In addition, loss of manufacturer authorizations for products that have been financed under the Company's credit facilities constitutes an event of default under such credit facilities. In general, the agreements between the Company and its products manufacturers either provide for fixed terms or for termination on 30 days prior written notice. There can be no assurance that such manufacturers will continue to authorize the Company as an approved reseller or service provider.

DEPENDENCE ON SUPPLIERS

     The Company's business depends upon its ability to obtain an adequate supply of products and parts at competitive prices and on reasonable terms. The Company's suppliers are not obligated to have product on hand for timely delivery to the Company nor can they guarantee product availability in sufficient quantities to meet the Company's demands. There can be no assurance, therefore, that such products will be available as required by the Company at prices or on terms acceptable to the Company. The Company procures a majority of computers, computer systems, components and parts primarily from Inacom and Ingram in order to obtain competitive pricing, maximize product availability and maintain quality control. The Company's purchases from Inacom accounted for approximately, 46.4%, 36.6% and 57.0% of the Company's total product purchases in 1994, 1995 and 1996, respectively. In August 1996, the Company renewed its long-term supply arrangement with Inacom and is obligated under the terms of that agreement to purchase at least 80% of its Computer Products from Inacom, but only to the extent that such products are made available within a reasonable period of time at reasonably competitive pricing. The Company's purchases from its second largest supplier, Ingram, accounted for approximately 14.1%, 20.6% and 14.7% of the Company's total product purchases in 1994, 1995 and 1996, respectively. There can be no assurance that the Company will be able to continue to obtain necessary products from Inacom or Ingram on terms acceptable to the Company, if at all. There can be no assurance that such relationships will continue or that, in the event of a termination of its relationships with either Inacom or Ingram, or both of such suppliers, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products to its customers. Any material disruption in the Company's supply of products would have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Supply and Distribution."

RAPID TECHNOLOGICAL CHANGE

     The business in which the Company competes is characterized by rapid technological change and frequent introduction of new products and product enhancements. The Company's success depends in large part on its ability to identify and obtain products that meet the changing requirements of the marketplace. There can be no assurance that the Company will be able to identify and offer products necessary to remain competitive or avoid losses related to obsolete inventory and drastic price reductions. The Company attempts to maintain a level of inventory required to meet its near term delivery requirements by relying on the ready availability of products from its principal suppliers. Accordingly, the failure of the Company's suppliers to maintain adequate inventory levels of products demanded by the Company's existing and potential customers and to react effectively to new product introductions could have a material adverse effect on the Company's financial condition and results of operations. In addition, because certain products offered by the Company are subject to manufacturer or distributor allocations, which limit the number of units available to the Company, there can be no assurance that the Company will be able to offer new products or product enhancements to its customers in sufficient quantity to meet demand. Failure of the Company to gain sufficient access to such new products or product enhancements could also have a material adverse effect on the Company's financial condition and results of operations. See "Business -- Supply and Distribution."

RELIANCE ON KEY CUSTOMERS

     The Company's top ten customers (which varied from period to period) accounted in the aggregate for approximately 31.4%, 27.9% and 33.2% of the Company's total revenue during 1994, 1995 and 1996, respectively. During 1996, the Company had one customer that accounted for 11.2% of its total revenue. Based upon historical results and existing relationships with customers, the Company believes that a substantial portion of its total revenue and gross profit will continue to be derived from sales to existing customers. There are no long-term commitments by such customers to purchase products or services from the Company. Product sales by the Company are typically made on a purchase order basis. A significant reduction in orders from any of the Company's largest customers could have a material adverse effect on the Company's financial condition and results of operations. Similarly, the loss of any one of the Company's largest customers or the failure of any one of such customers to pay its accounts receivable on a timely basis could have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company's largest customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels. There can be no assurance that the Company's service customers will continue to enter into service contracts with the Company or that existing contracts will not be terminated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Business -- Customers."

RELIANCE ON MANAGEMENT INFORMATION SYSTEMS

     The Company's success is largely dependent on the accuracy, quality and utilization of the information generated by its customized management information systems, which affects its ability to manage its sales, accounting, inventory and distribution systems. The Company anticipates that it will continually need to refine and enhance its management information systems as the Company grows and the needs of its business evolve. In view of the Company's reliance on information and telephone communication systems, any interruption or errors in these systems could have a material adverse effect on the Company's financial condition and results of operations. The Company's new Internet-based system, through which 800 PC Deals will operate, is currently under development and its implementation may encounter technical difficulties. There can be no assurance that the new system will function as expected. See "Business -- Management Information Systems."

ACQUISITION RISK

     The Company intends to pursue potential acquisitions of complementary businesses. The success of this strategy depends not only upon the Company's ability to acquire complementary businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel and to retain customers of acquired firms. No specific acquisitions are being negotiated or planned as of the date of this Prospectus and there can be no assurance that the Company will be able to find suitable acquisition candidates or be successful in acquiring or integrating such businesses. Furthermore, there can be no assurance that financing required for any such transactions will be available on satisfactory terms.

INTELLECTUAL PROPERTY PROTECTION

     The Company's success depends in part upon the protection of its intellectual property from unauthorized use. The Company has filed for, but has not yet received, federal copyright protection for StrataDial and StrataVoice, two of the Company's proprietary CTI software products. The Company is also seeking federal trademark protection for its CTI Software products and the 800 PC Deals trade name. The Company presently relies primarily on trade secrecy and confidentiality agreements with customers and employees to establish and protect its rights in its intellectual property. However, without federal copyright and federal trademark protection, there can be no assurance that the Company's present protective measures will be adequate to prevent unauthorized use or disclosure of its intellectual property or independent third party development of the same or similar technology. Additionally, the prevention of unauthorized use and disclosure of the Company's intellectual property will likely become more difficult as its CTI Software business grows.

CONTROL BY, AND BENEFITS TO, EXISTING STOCKHOLDERS

     Upon completion of this Offering, James H. Long, founder, Chairman of the Board, President and Chief Executive Officer of the Company, will own 50.7% of the outstanding Common Stock. Mr. Long will have the ability to control the election of a majority of the members of the Company's Board of Directors, approve (or prevent the approval of) certain matters requiring the approval of stockholders and exert significant influence over the affairs of the Company. The existing stockholders of the Company will benefit from this Offering, principally through the increased liquidity of their holdings, which may result from the creation of a public market for Common Stock, and through the potential unrealized gains in the value of the Common Stock held by them. Mr. Long has granted to the Selling Stockholder an option to purchase up to 118,000 shares of Common Stock held by Mr. Long at the initial public offering price, such option being conditioned on the successful completion of this Offering. If exercised, the Selling Stockholder may benefit through the potential unrealized gains in the value of any shares of Common Stock acquired by exercise of the option. Mr. Long has personally guaranteed the Company's indebtedness to IBMCC and, therefore, may be deemed to benefit from the application of a portion of the net proceeds of this Offering to repay a substantial portion of the amounts outstanding under the Company's accounts receivable revolving line of credit with IBMCC. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources," "Principal and Selling Stockholders" and "Description of Capital Stock."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, no public market for the Common Stock existed and there can be no assurance that an active market will develop upon completion of this Offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock was determined through negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock after this Offering. See "Underwriting." The market price for the Common Stock may be volatile and subject to fluctuations resulting from news announcements concerning the Company or its industry, general securities market conditions or other factors.

     It is anticipated that a significant number of the shares of Common Stock being offered hereby will be sold to clients of the Representatives. Although the Representatives have advised the Company that they intend to make a market in the Common Stock following this Offering, they have no legal obligation to do so. The Representatives, if they become market makers, could be a dominating influence in the market for the Common Stock, if one develops. The prices and the liquidity of the Common Stock may be significantly affected by the degree, if any, of the Representatives' participation in such market. There can be no assurance that any market activities of the Representatives, if commenced, will be continued.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     Upon completion of this Offering, the 1,767,500 shares of Common Stock offered hereby will be freely tradeable by persons other than affiliates of the Company without restriction. The remaining 2,407,500 shares held by current stockholders of the Company will be eligible for resale, subject to the provisions of Rule 144 under the Securities Act. The Company, its existing stockholders and its officers and directors have agreed for a period of 180 days after the date of this Prospectus not to, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock, or other securities substantially similar, or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or other securities substantially similar (except for the grant of options or of restricted stock awards pursuant to the 1996 Incentive Stock Plan or the 1996 Non-Employee Director Stock Option Plan), without the prior written consent of the Representatives. After this Offering, the Company anticipates it will also have outstanding employee and director stock options and restricted stock awards for an aggregate of 134,286 shares of Common Stock and plans to file registration statements on Form S-8 with respect to the issuance of such shares. Accordingly, such shares will generally be freely tradeable upon issuance, except to the extent held by affiliates.

     The Company has agreed to grant demand and incidental or "piggyback" registration rights to the Representatives with respect to the resale by them of the 176,750 shares of Common Stock issuable upon the exercise of the Representatives' Warrants.

     Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in this Offering or other stockholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

ANTI-TAKEOVER CONSIDERATIONS

     The Company's Certificate of Incorporation and Bylaws contain certain provisions that may delay, deter or prevent a change in control of the Company. Among other things, these provisions authorize the board of directors of the Company to issue shares of preferred stock on such terms and with such rights, preferences and designations as the board of directors of the Company may determine without further stockholder action and limit the ability of stockholders to call special meetings or amend the Company's Certificate of Incorporation or Bylaws. Each of these provisions, as well as the Delaware business combination statute could, among other things, restrict the ability of certain stockholders to effect a merger or business combination or obtain control of the Company. See "Description of Capital Stock -- Preferred Stock" and "-- Certain Anti-Takeover Provisions."

DILUTION

     A purchaser of Common Stock in this Offering will experience an immediate and substantial dilution in the net tangible book value of its shares of $3.45 per share. See "Dilution."

ABSENCE OF DIVIDENDS

     The Company expects to retain cash generated from operations to support its cash needs and does not anticipate the payment of any dividends on the Common Stock for the foreseeable future. In addition, the Company's credit facilities with IBMCC and DFS prohibit the declaration or payment of dividends, unless consent is obtained from each lender. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby, at an assumed initial public offering price of $6.50 per share, after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company, are estimated to be $8.2 million. The Company will receive no proceeds from the sale of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

     The Company intends to use an estimated $8.2 million (approximately 100% of the estimated net proceeds) to repay a substantial portion of the Company's outstanding short-term indebtedness under its accounts receivable revolving line of credit with IBMCC. The outstanding balance under this accounts receivable revolving line of credit, which was incurred to finance working capital, was $10.4 million at March 31, 1997. Amounts outstanding under the accounts receivable revolving line of credit bear interest at a fluctuating rate equal to the prime interest rate plus 2.0%. At March 31, 1997, the interest rate in effect for the IBMCC accounts receivable revolving line of credit was 10.5% per annum. Principal and interest outstanding under the credit facility are due upon termination of the facility, which remains in effect for successive 13 month periods until terminated by the Company or IBMCC upon 60 days written notice.

     The Company intends to expend an estimated $1.0 million for leasehold improvements and other capital expenditures, a majority of which will be expended in connection with the planned consolidation of its warehouse facilities into a single facility in the Dallas-Fort Worth area, the relocation of its Dallas branch office and the opening of two branch offices in Austin and San Antonio, Texas. All or a portion of the $1.0 million in capital expenditures currently budgeted by the Company for such purposes may be paid from the net proceeds of the Offering remaining after repayment of short-term indebtedness, depending on the availability of remaining net offering proceeds at the time of such expenditures and the availability of other sources of funds. Any remaining proceeds available for working capital and general corporate purposes may be used to acquire complementary businesses and technologies. The Company is not currently a party to any commitments or agreements and is not currently involved in any negotiations with respect to any acquisitions. Pending such uses, the Company intends to invest the net proceeds from this Offering in short-term, interest-bearing securities or accounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on the Common Stock. The Company intends to retain any future earnings for reinvestment in its business and does not intend to pay cash dividends in the foreseeable future. Under the Company's credit facilities with IBMCC and DFS, the Company is prohibited from declaring or paying dividends unless consent is obtained from each lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) as of March 31, 1997 and (ii) as adjusted to reflect the sale by the Company of 1,500,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $6.50 per share) and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the Notes thereto, included elsewhere in this Prospectus.

                                          AS OF MARCH 31, 1997
                                       --------------------------
                                        ACTUAL       AS ADJUSTED
                                       ---------     ------------
                                             (IN THOUSANDS)
Short-term borrowings(1).............  $  10,411       $  2,242
                                       ---------     ------------
Long-term debt.......................     --             --
Stockholders' equity:
     Preferred Stock; $.01 par value;
      5,000,000 shares authorized; no
      shares outstanding.............     --             --
     Common Stock:
          $.01 par value; 50,000,000
             shares authorized;
             2,675,000 shares
             outstanding (4,175,000
             shares as
             adjusted)(2)............         27             42
     Additional paid-in capital......      1,479          9,633
     Retained earnings...............      3,074          3,074
                                       ---------     ------------
          Total stockholders'
             equity..................      4,580         12,749
                                       ---------     ------------
             Total capitalization....  $  14,991       $ 14,991
                                       =========     ============
------------

(1) See Note 5 to the Company's Consolidated Financial Statements. Short-term borrowings do not include amounts recorded as floor plan financing which are included in accounts payable.

(2) Excludes (i) 417,500 shares of Common Stock reserved for issuance under the 1996 Incentive Stock Plan, of which options to purchase 100,000 shares of Common Stock will be granted upon closing of this Offering with exercise prices at or above the initial public offering price, none of which will be currently exercisable, (ii) restricted stock awards for 14,286 shares which will be granted upon closing of this Offering to certain key employees, none of which will be vested, (iii) 100,000 shares reserved for issuance under the 1996 Non-Employee Director Stock Option Plan, none of which are issued or outstanding and (iv) 176,750 shares of Common Stock issuable upon exercise of the Representatives' Warrants.

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1997, was $4.6 million or $1.71 per share. Net tangible book value per share represents the total tangible assets of the Company reduced by its total liabilities and divided by the number of outstanding shares of Common Stock. After giving effect to the sale of Common Stock by the Company in this Offering (at an assumed initial public offering price of $6.50 per share) and the application of the estimated net proceeds therefrom, the net tangible book value of the Company at March 31, 1997, would have been $12.7 million or $3.05 per share. This represents an immediate increase in net tangible book value of $1.34 per share to existing holders of Common Stock and an immediate dilution of $3.45 per share to new investors purchasing shares of Common Stock in this Offering. The following table illustrates this dilution per share:

Initial public offering price per share.........  $    6.50
     Net tangible book value per
     share as of March 31, 1997......  $    1.71
     Increase per share attributable
     to new investors................       1.34
                                       ---------
Adjusted net tangible book value per share after
this Offering...................................       3.05
                                                  ---------
Dilution per share to new investors.............  $    3.45
                                                  =========

     Utilizing the foregoing assumptions, the following table summarizes the number of shares purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing holders of Common Stock and by new investors purchasing shares of Common Stock from the Company in this
Offering:

                                       SHARES PURCHASED(1)(2)      TOTAL CONSIDERATION         AVERAGE
                                       ----------------------   -------------------------       PRICE
                                         NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                       -----------    -------   --------------    -------     ---------
Existing stockholders................    2,675,000      64.1%   $    1,505,700      13.4%      $  0.56
New investors........................    1,500,000      35.9         9,750,000      86.6          6.50
                                       -----------    -------   --------------    -------
     Total...........................    4,175,000     100.0%   $   11,255,700     100.0%
                                       ===========    =======   ==============    =======

------------

(1) Sales of Common Stock by the Selling Stockholder in this Offering will reduce the number of shares held by existing stockholders to 2,407,500 shares, or 57.7% of the total number of shares of Common Stock outstanding after this Offering, and will increase the number of shares held by new investors to 1,767,500 shares, or 42.3% of the total number of shares of Common Stock outstanding after this Offering.

(2) Excludes (i) 417,500 shares of Common Stock reserved for issuance under the 1996 Incentive Stock Plan, of which options to purchase 100,000 shares of Common Stock will be granted upon closing of this Offering with exercise prices at or above the initial public offering price, none of which will be currently exercisable, (ii) restricted stock awards for 14,286 shares which will be granted upon closing of this Offering to certain key employees, none of which will be vested, (iii) 100,000 shares reserved for issuance under the 1996 Non-Employee Director Stock Option Plan, none of which are issued or outstanding and (iv) 176,750 shares of Common Stock issuable upon exercise of the Representatives' Warrants.

                            SELECTED FINANCIAL DATA

     The following sets forth certain selected financial data derived from the audited financial statements of the Company for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and contains selected financial data derived from the unaudited financial statements of the Company for the three months ended March 31, 1996 and 1997. The unaudited financial statements of the Company as of and for the three months ended March 31, 1996 and 1997 reflect all adjustments necessary in the opinion of management (consisting only of normal recurring adjustments), for a fair presentation of such financial data. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the Notes thereto, included elsewhere in this Prospectus.

                                                                                                  THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                      MARCH 31,
                                          -----------------------------------------------------  --------------------
                                            1992       1993       1994       1995       1996       1996       1997
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
OPERATING DATA:
Total revenue...........................  $  31,180  $  49,536  $  64,076  $  91,085  $ 120,359  $  25,948  $  26,593
Cost of sales and services..............     25,371     42,289     55,541     79,857    104,302     22,727     22,762
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Gross profit........................      5,809      7,247      8,535     11,228     16,057      3,221      3,831
Selling, general and administrative
  expenses..............................      6,063      6,060      7,448      9,149     12,284      2,674      3,135
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Operating income (loss).............       (254)     1,187      1,087      2,079      3,773        547        696
Interest expense (net of other
  income)...............................        243        644        764      1,218      1,183        297        289
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before provision
      (benefit) for income taxes........       (497)       543        323        861      2,590        250        407
Provision (benefit) for income taxes....       (122)       229        140        342        987        111        154
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)...................  $    (375) $     314  $     183  $     519  $   1,603  $     139  $     253
                                          =========  =========  =========  =========  =========  =========  =========
SUPPLEMENTAL DATA:
Net income (loss) per share.............  $   (0.18) $    0.15  $    0.07  $    0.19  $    0.60  $    0.05  $    0.09
Weighted average shares outstanding.....  2,118,600  2,120,242  2,554,808  2,675,000  2,675,000  2,675,000  2,675,000

                                                           AS OF DECEMBER 31,
                                          -----------------------------------------------------         AS OF
                                            1992       1993       1994       1995       1996        MARCH 31, 1997
                                          ---------  ---------  ---------  ---------  ---------  --------------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................  $    (269) $   1,307  $   1,363  $   1,732  $   2,291              $  2,534
Total assets............................      8,796     17,431     19,077     24,266     24,720                27,301
Short-term borrowings(1)................      2,806      6,896      8,972      9,912      9,975                10,411
Long-term debt..........................         47         43     --         --         --               --
Stockholders' equity....................        208      2,022      2,205      2,724      4,327                 4,580

------------

(1) See Note 5 to the Company's Consolidated Financial Statements. Short-term borrowings do not include amounts recorded as floor plan financing which are included in accounts payable.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

     The Company was formed in 1983 to engage in the business of reselling computer hardware and software products and providing related services. To date, most of its revenue has been derived from Computer Products sales. In addition, the Company derives revenue from providing IT Services to purchasers of Computer Products and other customers. The Company operated from a single office in Houston, Texas until 1992 when it opened a branch office in Dallas, Texas. In 1994, the Company began offering Telecom Systems in its Houston office. In the fourth quarter of 1995, the Company acquired and began marketing CTI Software.

     The Company's gross margin varies substantially between each of its businesses. The Company's Computer Products sales have produced a gross margin ranging from 10.3% to 10.4% over the three year period ended December 31, 1996, due to the commodity nature of the Computer Products market. The gross margin for IT Services, which reflects direct labor costs, has ranged from 30.4% to 40.9% over the same period. This variation is primarily attributable to the pricing and the mix of services provided, and to the level of direct labor as a component of cost during any given period. The gross margin for Telecom Systems, which includes both product sales and services, has varied between 23.0% and 42.7% since the Company entered the Telecom Systems market in 1994. This variation reflects the different mix of product sales and the amount of services-related revenue from period to period. The gross margin for CTI Software was 40.2% in 1996, primarily due to the amount expended by the Company to acquire and develop the software relative to the licensing value of the CTI Software. CTI Software accounted for approximately 1.1% of the Company's revenues in 1996.

     In 1995 and 1996, the Company's revenues increased at rates of 42.2% and 32.1%, respectively. A significant portion of the increased revenue was generated by the Company's Dallas office which opened in mid-1992. While the Dallas office has experienced significant revenue growth, its gross margins have been below those of the Company's Houston office. This difference partly results from the Company's effort to increase its market share in Dallas by generally pricing sales of Computer Products at gross margins lower than those realized in the Houston office. The Houston office, on the other hand, has realized higher gross margins due in part to sales of higher margin products and services offered by Telecom Systems and CTI Software, which do not currently operate in the Dallas office.

     In order to reduce freight costs and selling, general and administrative expenses associated with product handling, the Company began in 1995 to drop ship a higher percentage of orders directly from its suppliers to its customers. This initiative has resulted in the percentage of drop shipped orders (measured by the cost of goods dropped shipped as a percentage of total cost of goods) growing from 2.1% in 1994 to 9.0% in 1995 and to 18.1% in 1996. While the Company does not believe that it is in its best interest to drop ship all orders, it does intend to increase the volume of drop shipments in Computer Products with the expectation of reducing its freight, distribution and administrative costs related to these revenues.

     A significant portion of Company's selling, general and administrative expenses relate to personnel costs, some of which are variable and others of which are relatively fixed. The Company's variable personnel costs are substantially comprised of sales commissions, which are typically calculated based upon the Company's gross profit on a particular salestransaction and thus generally fluctuate with the Company's overall gross profit. The remainder of the Company's selling, general and administrative expenses are relatively more fixed and, while still somewhat variable, do not vary with increases in revenue as directly as do sales commissions.

     Manufacturers of many of the computer products resold by the Company have consistently reduced unit prices near the end of a product's life cycle, most frequently following the introduction of newer, more advanced models. While the major manufacturers of computer products have a policy of providing price protection to resellers when prices are reduced, on occasion, and particularly during 1994, manufacturers introduced new models of their products and then reduced the price of, or discontinued, the older models without price protection. In these instances, the Company often sells the older models at reduced prices, which adversely affects gross margin.

     Inacom is the largest supplier of products sold by the Company. Purchases from Inacom accounted for approximately 46.4%, 36.6% and 57.0% of the Company's total product purchases in 1994, 1995 and 1996, respectively. In August 1996, the Company renewed its long-term supply arrangement with Inacom and agreed to purchase at least 80% of its Computer Products from Inacom, but only to the extent that such products are made available within a reasonable period of time at reasonably competitive pricing. Inacom does not carry certain product lines sold by the Company and Inacom may be unable to offer reasonable product availability and reasonably competitive pricing from time to time on those product lines that it carries. The Company thus expects that less than 80% of its total purchases will be made from Inacom, and that any increase or decrease over historical levels in the percentage of products it purchases from Inacom under the new Inacom agreement will not have any material impact on the Company's results of operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data derived from the Company's consolidated statements of operations and indicates the percentage of total revenue for each item.

                                                                                                           THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                             MARCH 31,
                                        ----------------------------------------------------------------   -------------------
                                               1994                  1995                   1996                  1996
                                        -------------------   -------------------   --------------------   -------------------
                                        AMOUNT        %       AMOUNT        %        AMOUNT        %       AMOUNT        %
                                        -------   ---------   -------   ---------   --------   ---------   -------   ---------
                                                                        (DOLLARS IN THOUSANDS)
OPERATING DATA(1):
Revenue:
  Computer Products..................   $57,792        90.2   $81,654        89.6   $107,251        89.1   $23,381        90.1
  IT Services........................     6,167         9.6     7,900         8.7      7,996         6.6     2,019         7.8
  Telecom Systems....................       117         0.2     1,458         1.6      3,824         3.2       390         1.5
  CTI Software.......................     --         --            73         0.1      1,288         1.1       158         0.6
    Total revenue....................    64,076       100.0    91,085       100.0    120,359       100.0    25,948       100.0
Gross profit(1):
  Computer Products..................     5,962        10.3     8,466        10.4     11,172        10.4     2,427        10.4
  IT Services........................     2,523        40.9     2,404        30.4      3,008        37.6       594        29.4
  Telecom Systems....................        50        42.7       335        23.0      1,359        35.5       119        30.5
  CTI Software.......................     --         --            23        31.5        518        40.2        81        51.3
    Total gross profit...............     8,535        13.3    11,228        12.3     16,057        13.3     3,221        12.4
Selling, general and
  administrative expenses............     7,448        11.6     9,149        10.0     12,284        10.2     2,674        10.3
  Operating income...................     1,087         1.7     2,079         2.3      3,773         3.1       547         2.1
Interest expense (net of
  other income)......................       764         1.2     1,218         1.3      1,183         1.0       297         1.1
  Income before provision for income
    taxes............................       323         0.5       861         1.0      2,590         2.1       250         1.0
Provision for income taxes...........       140         0.2       342         0.4        987         0.8       111         0.4
  Net income.........................       183         0.3       519         0.6      1,603         1.3       139         0.6
PER OFFICE DATA(1):
  Houston Office:
    Revenue..........................    41,057        64.1    53,095        58.3     57,929        48.1    13,555        52.2
    Gross profit.....................     5,946        14.5     6,880        13.0      9,470        16.4     1,986        14.7
  Dallas Office:
    Revenue..........................    23,019        35.9    37,990        41.7     62,430        51.9    12,393        47.8
    Gross profit.....................     2,589        11.2     4,348        11.5      6,587        10.6     1,235        10.0

                                              1997
                                       -------------------
                                       AMOUNT        %
                                       -------   ---------

OPERATING DATA(1):
Revenue:
  Computer Products..................  $23,182        87.2
  IT Services........................    2,031         7.6
  Telecom Systems....................      953         3.6
  CTI Software.......................      427         1.6
    Total revenue....................   26,593       100.0
Gross profit(1):
  Computer Products..................    2,469        10.7
  IT Services........................      867        42.7
  Telecom Systems....................      303        31.8
  CTI Software.......................      192        45.0
    Total gross profit...............    3,831        14.4
Selling, general and
  administrative expenses............    3,135        11.8
  Operating income...................      696         2.6
Interest expense (net of
  other income)......................      289         1.1
  Income before provision for income
    taxes............................      407         1.5
Provision for income taxes...........      154         0.6
  Net income.........................      253         0.9
PER OFFICE DATA(1):
  Houston Office:
    Revenue..........................   14,566        54.8
    Gross profit.....................    2,228        15.3
  Dallas Office:
    Revenue..........................   12,027        45.2
    Gross profit.....................    1,603        13.3

------------

(1) Percentages shown are percentages of total revenue, except gross profit percentages which represent gross profit by each business category as a percentage of revenue for each such category.

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1996

     TOTAL REVENUE. Total revenue increased by $645,000 (2.5%) from $25.9 million in the three months ended March 31, 1996 to $26.6 million in the 1997 period. Revenue from Computer Products, which comprised 87.2% of total revenue, decreased by $199,000 (0.9%). Revenue from Computer Products for the 1996 period was favorably impacted by the delivery and acceptance of a significant portion of the Computer Products sold to a single customer as part of a large
"roll-out" installation in several of that customer's offices. No comparable large "roll-out" installation was made during the 1997 period. Revenue from IT Services remained substantially unchanged at $2.0 million in the three months ended March 31, 1996 as compared to the same period in 1997 because of the Company's implementation of a program at the beginning of 1996 to replace less profitable hardware maintenance and repair services with a variety of services that were expected to generate higher gross margins. This program resulted in the elimination of certain IT Services customer relationships which had been producing lower than average gross margin. The loss of this lower margin revenue was offset, however, by sales to new IT Services customers and to existing customers, generally at higher gross margins than those earned on sales to the former customers. Revenue from IT Services as a percentage of total revenue remained substantially unchanged from the year earlier period. Revenue from Telecom Systems increased by $563,000 (144.4%) from $390,000 in the three months ended March 31, 1996 to $953,000 in the 1997 period. The increase in Telecom Systems revenue was primarily the result of hiring additional sales personnel and expanding marketing efforts, which resulted in the addition of new customers. Revenue from Telecom Systems as a percentage of total revenue increased from 1.5% in the 1996 period to 3.6% in the 1997 period. CTI Software revenue increased by $269,000 (170.3%) from $158,000 in the three months ended March 31, 1996 to $427,000 in the 1997 period. The growth in CTI Software revenues was primarily due to increased marketing efforts which resulted in the addition of new customers. Revenue from CTI Software, as a percentage of total revenue, increased from 0.6% in the 1996 period to 1.6% in the 1997 period.

     GROSS PROFIT. Gross profit increased by $610,000 (18.9%) from $3.2 million in the three months ended March 31, 1996 to $3.8 million in the three months ended March 31, 1997, while gross margin increased from 12.4% in the 1996 period to 14.4% in the 1997 period. The gross margin for Computer Products increased from 10.4% in the three months ended March 31, 1996 to 10.7% in the 1997 period, which was primarily a result of a large "roll-out" type transaction, which usually produces lower gross margin, being substantially completed during the 1996 period. The gross margin from IT Services increased from 29.4% in the three months ended March 31, 1996 to 42.7% during the 1997 period. As noted above, this increase was primarily attributable to the replacement of less profitable IT Services business with more profitable business from new and existing IT Services customers. The gross margin for Telecom Systems sales increased from 30.5% in the 1996 period to 31.8% in the 1997 period, reflecting higher margin services and increased support services revenues. The gross margin for CTI Software decreased from 51.3% in the three months ended March 31, 1996 to 45.0% in the 1997 period, which was primarily a result of increased spending on technical staff related to new product development.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $461,000 (17.2%) from $2.7 million in the three months ended March 31, 1996 to $3.1 million in the 1997 period. As a percentage of total revenue, selling, general and administrative expenses increased from 10.3% in the 1996 period to 11.8% in the 1997 period. The increase as a percentage of total revenue resulted primarily from the hiring of new employees in sales and sales support functions, as well as additional personnel hired for IT Services administration and other general administration functions.

     OPERATING INCOME. Operating income increased by $149,000 (27.2%) from $547,000 in the three months ended March 31, 1996 to $696,000 in the 1997 period. Operating income increased as a percentage of total revenue from 2.1% in the 1996 period to 2.6% in the 1997 period.

     INTEREST EXPENSE (NET OF OTHER INCOME). Interest expense (net of other income) declined slightly from $297,000 during the three months ended March 31, 1996 to $289,000 during the 1997 period. Despite a small increase in the effective interest rate paid by the Company during the three months ended March 31, 1997, due to lower average borrowings on the Company's lines of credit during such period, interest expense (net of other income) remained substantially unchanged.

     NET INCOME. Net income, after a provision for income taxes totaling $154,000 (reflecting an effective tax rate of 37.8% compared to 44.4% in the 1996 period), increased by $114,000 (82.0%) from $139,000 in the three months ended March 31, 1996 to $253,000 in the 1997 period.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     TOTAL REVENUE. Total revenue increased by $29.3 million (32.1%) from $91.1 million in 1995 to $120.4 million in 1996. Revenue from Computer Products, which comprised 89.1% of total revenue, increased by $25.6 million (31.3%). The increase in Computer Products revenue was generally attributable to increased sales to new and existing customers resulting from the hiring of additional sales personnel. Revenue from IT Services increased by $96,000 (1.2%) from $7.9 million in 1995 to $8.0 million in 1996. The marginal increase was primarily the result of the Company's implementation of a program at the beginning of 1996 to replace less profitable hardware maintenance and repair services with a variety of services that were expected to generate higher gross margins. This program resulted in the elimination of certain IT Services customer relationships which had been producing lower than average gross margin. The loss of this lower margin revenue was offset, however, by sales to new IT Services customers and to existing customers, generally at higher gross margins than those earned on sales to the former customers. Revenue from IT Services as a percentage of total revenue decreased from 8.7% in 1995 to 6.6% in 1996 due to both the minimal growth in IT Services revenues and to growth in the Company's three other business categories. Revenue from Telecom Systems, which comprised 3.2% of total revenue, increased by $2.4 million (162.3%). This increase in Telecom Systems revenue was primarily the result of hiring additional sales personnel and adding new customers, of which one customer accounted for $699,000 (29.5%) of the increase, and expanding advertising and marketing efforts. Sales of CTI Software, which commenced during the fourth quarter of 1995, contributed total revenue of $1.3 million during 1996, which comprised 1.1% of the Company's total revenue.

     GROSS PROFIT. Gross profit increased by $4.8 million (43.0%) from $11.2 million in 1995 to $16.1 million in 1996, while gross margin increased from 12.3% in 1995 to 13.3% in 1996. The gross margin for Computer Products remained consistent at 10.4% for both periods. The gross margin from IT Services increased from 30.4% in 1995 to 37.6% in 1996. As noted above, this increase was primarily attributable to the replacement of less profitable IT Services business with more profitable business from new and existing IT Services customers. The gross margin for Telecom Systems sales increased from 23.0% in 1995 to 35.5% in 1996. In 1995, Telecom Systems was generally selling products and services at lower gross margin than in the 1996 period in order to gain market share during its first year of operation. In addition, gross margin for Telecom Systems increased in 1996 due to the purchase of a large, complex system by a single customer at a higher than usual margin. CTI Software sales resulted in a gross margin of 40.2% in 1996, which was the first full year of operations for the Company's CTI Software business.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $3.1 million (34.3%) from $9.1 million in 1995 to $12.3 million in 1996. As a percentage of total revenue, selling, general and administrative expenses increased from 10.0% in 1995 to 10.2% in 1996. Of the dollar increase, $1.2 million was attributable to increased sales compensation due to increased gross profits and an increase in the number of sales personnel and $1.0 million was attributable to increases in non-sales personnel costs. The increase as a percentage of total revenue resulted primarily from increased gross margins and the related increase in the variable component of selling, general and administrative expenses that fluctuates with gross profit, and from the increase in bad debt expense, a portion of which was due to actual losses and a portion of which was due to increases in reserves for potential future losses.

     OPERATING INCOME. Operating income increased by $1.7 million (81.5%) from $2.1 million in 1995 to $3.8 million in 1996. Operating income increased as a percentage of total revenue from 2.3% in 1995 to 3.1% in 1996.

     INTEREST EXPENSE (NET OF OTHER INCOME). Interest expense (net of other income) decreased by $35,000 (2.9%). Interest expense remained substantially unchanged compared to the increase in revenue due to decreased leverage resulting from increased use of equity and increased asset turns, together with advance payments for a large purchase by a single customer in 1996. The prepayments resulted in reduced accounts receivable and a related reduction in borrowing.

     NET INCOME. Net income, after a provision for income taxes totaling $987,000 (reflecting an effective tax rate of 38.1% compared to 39.7% in 1995), increased by $1.1 million from $519,000 in 1995 to $1.6 million in 1996. Net income increased as a percentage of total revenue from 0.6% in 1995 to 1.3% in 1996.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     TOTAL REVENUE. Total revenue increased by $27.0 million (42.2%) from $64.1 million in 1994 to $91.1 million in 1995. Revenue from Computer Products, which comprised 89.6% of total revenue, increased by $23.9 million (41.3%). The increase in Computer Products revenue was generally attributable to increased sales to new and existing customers resulting from the hiring of additional sales personnel. Revenue from IT Services, which comprised 8.7% of total revenue, increased by $1.7 million (28.1%). The increase in revenue from IT Services was primarily attributable to the addition of support contracts with new customers and, to a lesser degree, additional non-contract business. Revenue from Telecom Systems, which comprised 1.6% of total revenue, increased by $1.3 million in the first full year of Telecom Systems operations. The revenue gains in Telecom Systems were largely the result of the addition of new customers during 1995.

     GROSS PROFIT. Gross profit increased by $2.7 million (31.6%) from $8.5 million in 1994 to $11.2 million in 1995; however, overall gross margin, expressed as a percentage of revenue, decreased from 13.3% in 1994 to 12.3% in 1995, due primarily to decreased gross margin for IT Services and to higher revenue growth in the Company's lower gross margin Computer Products business. The gross margin for Computer Products increased slightly from 10.3% in 1994 to 10.4% in 1995, despite the continuation of the Company's practice of offering its Computer Products in the Dallas-Fort Worth market at gross margins lower than it typically obtained in the Houston market in order to increase market penetration. The gross margin for IT Services decreased from 40.9% in 1994 to 30.4% in 1995 because the Company added certain large customers in 1995 at lower gross margins. The gross margin for Telecom Systems decreased from 42.7% in 1994 to 23.0% in 1995, which represented its first full year of operations. During 1995, the Company reduced gross margins on most Telecom Systems products in order to add business during this start-up period.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $1.7 million (22.8%) from $7.4 million in 1994 to $9.1 million in 1995. As a percentage of total revenue, selling, general and administrative expenses decreased from 11.6% in 1994 to 10.0% in 1995. The dollar increase was primarily attributable to increased sales compensation as a result of increased sales levels. In 1995, however, overall sales compensation decreased as a percentage of total revenue because the Company completed implementation of a change in its sales compensation policy, which resulted in a reduction of overall sales commissions as a percentage of total revenue, and reclassified certain types of business on which lower commission rates were paid to sales personnel. Personnel costs, the largest component of general and administrative expenses, also increased at a substantially slower rate than total revenue. Certain general and administrative expenses are relatively fixed, and the Company was able to leverage these expenses as revenue increased during 1995. In addition, certain variable expenses, primarily warehouse personnel and distribution costs, were reduced as a percentage of total revenue. These improvements were offset somewhat by certain expenses associated with the start-up of the Company's Telecom Systems business in 1994.

     OPERATING INCOME. Operating income increased by $992,000 (91.3%) from $1.1 million in 1994 to $2.1 million in 1995. Operating income increased as a percentage of total revenue from 1.7% in 1994 to 2.3% in 1995.

     INTEREST EXPENSE (NET OF OTHER INCOME). Interest expense increased by $454,000 (59.4%) from $764,000 in 1994 to $1.2 million in 1995. Interest expense increased as a percentage of total revenue from 1.2% in 1994 to 1.3% in 1995. The increase in interest expense was due principally to increased borrowing to finance accounts receivable and a nominal increase in the prime rate.

     NET INCOME. Net income, after a provision for income taxes totaling $342,000 (reflecting an effective tax rate of 39.7% compared to 43.3% in 1994), increased by $336,000 from $183,000 in 1994 to $519,000 in 1995. Net income increased as a percentage of total revenue from 0.3% in 1994 to 0.6% in 1995.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly financial information for each of the Company's last nine quarters and, in the opinion of management, includes all adjustments (consisting of only normal recurring adjustments) which the Company considers necessary for a fair presentation of the information set forth therein. The Company's quarterly results may vary significantly depending on factors such as the timing of large customer orders, timing of new product introductions, adequacy of product supply, variations in the Company's product costs, variations in the Company's product mix, promotions by the Company, seasonal influences and competitive pricing pressures. Furthermore, the Company generally experiences a higher volume of orders of Computer Products in the fourth quarter, which the Company attributes to year-end capital spending by its customers. Any decrease in the number of year-end orders experienced by the Company may not be offset by increased revenues in the Company's first three quarters. The results of any particular quarter may not be indicative of results for the full year or any future period.

                                                           1995                                            1996
                                       --------------------------------------------    --------------------------------------------
                                        FIRST       SECOND      THIRD       FOURTH      FIRST       SECOND      THIRD       FOURTH
                                       QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                                       --------    --------    --------    --------    --------    --------    --------    --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenue........................  $20,685     $18,869     $23,726     $27,805     $25,948     $32,202     $29,187     $33,022
Cost of sales and services...........   18,218      16,248      20,717      24,674      22,727      28,234      24,669      28,672
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Gross profit.....................    2,467       2,621       3,009       3,131       3,221       3,968       4,518       4,350
Selling, general and administrative
  expenses...........................    2,138       2,151       2,460       2,399       2,674       2,992       3,319       3,299
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Operating income.................      329         470         549         732         547         976       1,199       1,051
Interest expense (net of other
  income)............................      319         310         276         314         297         285         338         263
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Income before provision for
      income taxes...................       10         160         273         418         250         691         861         788
Provision for income taxes...........        4          63         108         167         111         223         362         291
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Net income.......................  $     6     $    97     $   165     $   251     $   139     $   468     $   499     $   497
                                       ========    ========    ========    ========    ========    ========    ========    ========
Net income per share.................  $  0.00     $  0.04     $  0.06     $  0.09     $  0.05     $  0.17     $  0.19     $  0.19

                                         1997
                                       --------
                                        FIRST
                                       QUARTER
                                       --------

Total revenue........................  $26,593
Cost of sales and services...........   22,762
                                       --------
    Gross profit.....................    3,831
Selling, general and administrative
  expenses...........................    3,135
                                       --------
    Operating income.................      696
Interest expense (net of other
  income)............................      289
                                       --------
    Income before provision for
      income taxes...................      407
Provision for income taxes...........      154
                                       --------
    Net income.......................  $   253
                                       ========
Net income per share.................  $  0.09

                                                           1995                                            1996
                                       --------------------------------------------    --------------------------------------------
                                        FIRST       SECOND      THIRD       FOURTH      FIRST       SECOND      THIRD       FOURTH
                                       QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER     QUARTER
                                       --------    --------    --------    --------    --------    --------    --------    --------
Total revenue........................    100.0 %     100.0 %     100.0 %     100.0 %     100.0 %     100.0 %     100.0 %     100.0%
Cost of sales and services...........     88.1        86.1        87.3        88.7        87.6        87.7        84.5        86.8
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Gross profit.....................     11.9        13.9        12.7        11.3        12.4        12.3        15.5        13.2
Selling, general and administrative
  expenses...........................     10.3        11.4        10.4         8.6        10.3         9.3        11.4        10.0
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Operating income.................      1.6         2.5         2.3         2.7         2.1         3.0         4.1         3.2
Interest expense.....................      1.5         1.7         1.2         1.1         1.1         0.9         1.2         0.8
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Income before provision for
      income taxes...................      0.1         0.8         1.1         1.6         1.0         2.1         2.9         2.4
Provision for income taxes...........      0.0         0.3         0.4         0.6         0.4         0.7         1.2         0.9
                                       --------    --------    --------    --------    --------    --------    --------    --------
    Net income.......................      0.1 %       0.5 %       0.7 %       1.0 %       0.6 %       1.4 %       1.7 %       1.5%
                                       ========    ========    ========    ========    ========    ========    ========    ========

                                         1997
                                       --------
                                        FIRST
                                       QUARTER
                                       --------
Total revenue........................    100.0 %
Cost of sales and services...........     85.6
                                       --------
    Gross profit.....................     14.4
Selling, general and administrative
  expenses...........................     11.8
                                       --------
    Operating income.................      2.6
Interest expense.....................      1.1
                                       --------
    Income before provision for
      income taxes...................      1.5
Provision for income taxes...........      0.6
                                       --------
    Net income.......................      0.9 %
                                       ========

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has satisfied its cash requirements principally through borrowings under its lines of credit and through operations. The Company maintains a cash position sufficient to pay only its immediately due obligations and expenses. When the amount of cash available falls below its immediate needs, the Company requests advances under the IBMCC credit facility. As the Company's total revenue has grown, the Company has obtained increases in its available lines of credit to enable it to finance its growth. The Company's working capital was $1.7 million, $2.3 million and $2.5 million at December 31, 1995 and 1996 and March 31, 1997, respectively. As of March 31, 1997, the Company had borrowing capacity under the IBMCC credit facility of $1.2 million.

  CASH FLOW

     Operating activities used net cash totaling $3.9 million and $123,000 during 1994 and 1995, respectively, and provided net cash totaling $89,000 and $1.2 million during 1996 and the three months ended March 31, 1997, respectively. Net cash used in 1994 and 1995 was primarily due to working capital requirements to finance increased accounts receivable and inventory. In 1996, net cash was provided from operations due primarily to the combined effect of significantly increased net income, a relatively small year-to-year increase in accounts receivable and a year-to-year decrease in inventory. During the three months ended March 31, 1997, net cash was provided from operations due primarily to increased levels of trade accounts payable which more than offset lesser increases in accounts receivable and inventory levels, and to a lesser degree increased net income.

     Trade accounts receivable increased $2.0 million, $4.4 million, $695,000 and $676,000 during 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. Inventory increased $1.7 million and $21,000 in 1994 and 1995, respectively, decreased $545,000 in 1996 and increased $272,000 in the three months ended March 31, 1997.

     Net cash used in operating activities during 1995 of $123,000 was net of an accrual of $1.4 million for a delinquent Texas sales tax liability for the period June 1995 to November 1995. Interest was accrued on the liability; however, all penalties were waived by the state. The delinquency resulted from a programming error in the Company's accounting system that has since been corrected. In September 1996, the Company paid the state the agreed upon sales taxes. Had the sales taxes been timely paid, net cash used in operations during 1995 would have been approximately $1.5 million and net cash provided by operations in 1996 would have been $1.5 million.

     Investing activities used cash totaling $447,000, $458,000, $952,000 and $109,000 during 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. The Company's investing activities that used cash during these periods were primarily related to capital expenditures. During the next twelve months, the Company expects to incur an estimated $1.0 million for capital expenditures, a majority of which is expected to be incurred for leasehold improvements and other capital expenditures in connection with the planned consolidation of its warehouse facilities into a single facility in the Dallas-Fort Worth area, the relocation of its Dallas branch office and the opening of two branch offices in Austin and San Antonio, Texas. All or a portion of the $1.0 million in capital expenditures currently budgeted by the Company for such purposes may be paid from the net proceeds of this Offering, depending on the availability of remaining net offering proceeds at the time of such expenditures and other sources of funds. Any such capital expenditures not paid from the net proceeds of this Offering are presently expected to be financed from net cash flow from operations or borrowings under the Company's line of credit with IBMCC. The actual amount and timing of such capital expenditures may vary substantially depending upon, among other things, the actual facilities selected, the level of expenditures required to render the facilities suitable for the Company's purposes and the terms of lease arrangements pertaining to the facilities.

     Financing activities provided cash totaling $3.5 million, $940,000, $63,000 and $436,000 during 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. In March 1994, the Company received $1.5 million cash proceeds from the sale of Common Stock to the Selling Stockholder. The primary source of cash from financing activities each period has been borrowings on the Company's lines

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
of credit. The lines of credit have been used principally to finance accounts receivable balances and inventory purchases.

  ASSET MANAGEMENT

     The Company's cash flow from operations has been affected primarily by the timing of its collection of trade accounts receivable. The Company typically sells its products and services on short-term credit terms and seeks to minimize its credit risk by performing credit checks and conducting its own collection efforts. The Company had trade accounts receivable, net of allowance for doubtful accounts, of $15.8 million and $16.5 million at December 31, 1995 and 1996, respectively, and $17.2 million at March 31, 1997. The number of days' sales outstanding in trade accounts receivable was 45 days, 45 days, 40 days and 49 days for the years 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. Bad debt expense as a percentage of total revenue for the same periods was 0.1%, 0.1%, 0.2% and less than 0.1%. The Company's allowance for doubtful accounts, as a percentage of trade accounts receivable, was 1.6%, 2.8% and 1.3% at December 31, 1994, 1995 and 1996, respectively, and 1.1% at March 31, 1997.

     With respect to accounts receivable due from Mintech, Inc. ("Mintech"), a minority-owned business which is wholly-owned by the wife of Anthony Adame, an executive officer of the Company, the Company typically carries such accounts until such time as Mintech's customers pay Mintech or until the Company collects amounts due as the assignee of accounts receivable due from Mintech's customers. Through March 31, 1997, Mintech has purchased an aggregate of approximately $1.8 million of Computer Products from the Company. No accounts receivable from Mintech or Mintech's customers have been written off as uncollectible and payments of such accounts receivable are typically received within time periods generally consistent with average collection times for the Company's other customers. See "Certain Relationships and Related Transactions -- Certain Related Business Transactions."

     The Company manages its inventory in order to minimize the amount of inventory held for resale and the risk of inventory obsolescence and decreases in market value. The Company attempts to maintain a level of inventory required to reach only its near term delivery requirements by relying on the ready availability of products from its principal suppliers. Manufacturers of the Company's major products generally provide price protection, which reduces the Company's exposure to decreases in prices. In addition, its suppliers generally allow for returns of excess inventory, which, on a limited basis, are made without material restocking fees. Inventory turnover for 1994, 1995, 1996 and three months ended March 31, 1997 was 8.4 times, 14.6 times 19.2 times and 16.9 times, respectively.

  CURRENT DEBT OBLIGATIONS

     The principal source of liquidity for the Company, in addition to its cash from operations, is its revolving line of credit with IBMCC (the "IBMCC Facility"). The total credit available under the IBMCC Facility is currently $20.0 million, subject to borrowing base limitations which are generally computed as a percentage of various classes of eligible accounts receivable and qualifying inventory. Borrowings are available under the IBMCC Facility for floor plan financing of inventory from approved manufacturers (the "Inventory Line"). Available credit under the IBMCC Facility, net of Inventory Line advances, is used by the Company primarily to carry accounts receivable and for other working capital and general corporate purposes (the "Accounts Line"). Borrowings under the Accounts Line bear interest at the fluctuating prime rate plus 2.0% per annum. Under the Inventory Line, IBMCC pays the Company's inventory vendors directly, generally in exchange for negotiated financial incentives. Typically, the financial incentives received are such that IBMCC does not charge interest to the Company until approximately 30 days after the transaction is financed, at which time the Company is required to either pay the full invoice amount of the inventory purchased from corporate funds or to borrow under the Accounts Line for the amount due to IBMCC. Inventory Line advances not paid within 30 days after the financing date bear interest at the fluctuating prime rate plus 6.0%. IBMCC is permitted to fix a minimum prime rate for the IBMCC Facility of not less than the average prime rate in effect at the time the minimum prime rate is set but has not done so. IBMCC is authorized to change, on 30 days notice, the computation of the borrowing base and to disqualify accounts receivable upon which advances have been made and require repayment of such advances to the extent such disqualifications cause the Company's borrowings to exceed the reduced borrowing base. The IBMCC Facility renews for successive periods of 13 months unless either party chooses to terminate the arrangement on 60 days notice.

     The IBMCC Facility is collateralized by a security interest in substantially all of the Company's assets, including its accounts receivable, inventory, equipment and bank accounts. The Company's Chief Executive Officer and principal stockholder has personally guaranteed the Company's indebtedness to IBMCC. Collections of the Company's accounts receivable are required to be applied through a lockbox arrangement to repay indebtedness to IBMCC; however, IBMCC customarily releases a portion of the Company's daily collections to the extent that they exceed the daily estimated borrowing base. IBMCC is not obligated to continue this accommodation. If in the future IBMCC insists that all lockbox payments be applied to reduce the Company's indebtedness, the Company would be required to seek funding from IBMCC or other sources to meet substantially all of its cash needs.

     Through most of 1995, the Company's credit limit under the IBMCC Facility was $15.0 million. From October 1995 through February 1996, IBMCC extended a temporary increase in the credit limit to $22.5 million and in April 1996 increased the base credit limit to $20.0 million. Effective September 1996, the Company was notified by IBMCC that it had received further temporary credit limit adjustments consisting of increases to $30.0 million from September 1996 through February 1997, $28.0 million in March 1997, $25.0 million in April 1997, and returning to the base limit of $20.0 million thereafter. At March 31, 1997, the total indebtedness of the Company under the IBMCC Facility was $17.3 million of which $10.4 million was outstanding under the Accounts Line and $6.9 million was outstanding under the Inventory Line. The Company's remaining available credit at March 31, 1997, based on its borrowing base was approximately $1.2 million. The Company intends to apply approximately $8.2 million of the net proceeds of this Offering to repay a substantial portion of the indebtedness anticipated to be outstanding under the Accounts Line on the closing date of this Offering.

     The Company has a $3.0 million credit facility with Deutsche Financial Services (the "DFS Facility") for the purchase of inventory from certain suppliers. From October 1995 through May 1996, the Company received a temporary increase in the available credit line to $6.0 million. As in the case of the IBMCC Inventory Line, advances under the DFS Facility are typically interest free for 30 days after the financing date for transactions in which adequate financial incentives are received by DFS from the vendor. Within 30 days after the financing date, the full invoice amount for inventory financed through DFS is required to be paid by the Company. Amounts remaining outstanding thereafter bear interest at the fluctuating prime rate (but not less than 6.5%) plus 6.0%. DFS retains a security interest in the inventory financed. The DFS Facility is immediately terminable by either party by written notice to the other. At March 31, 1997, the amount outstanding under the DFS Facility was $1.5 million.

     The Company is required to comply with certain key financial and other covenants under the IBMCC Facility and DFS Facility. During 1994 and 1995 and the first seven months of 1996, the Company was in default of certain financial covenants and certain other covenants under the IBMCC Facility and DFS Facility. For example, the Company was required under the IBMCC Facility to maintain during 1995 the following financial ratios: net profits after taxes to revenue of at least 0.5%; annualized revenues to working capital of more than zero but no greater than 35.0 to 1; and total liabilities to tangible net worth of more than zero but no more than 12.0 to 1. The ratios actually attained by the Company for the year ended December 31, 1995, were approximately 0.57%, 43.9 to 1 and 12.7 to 1, respectively. The DFS Facility, for instance, requires that at all times the Company's indebtedness for borrowed money and capital lease obligations divided by its tangible net worth plus subordinated debt not exceed
8.0 to 1, but at June 30, 1996, the actual ratio attained by the Company was approximately 9.18 to 1. In addition to financial ratio covenants, the Company has violated other covenants under both credit facilities, including timely filing of periodic financial reports and covenants prohibiting certain transactions with subsidiaries and other affiliates. IBMCC and DFS have, however, waived defaults when requested by the Company from time to time. Most recently, IBMCC and DFS waived certain defaults in August 1996 through December 31, 1996. Additionally, both lenders liberalized certain financial covenants in connection with their waivers. DFS increased the maximum permitted ratio for indebtedness for borrowed money plus capital lease obligations to tangible net worth plus subordinated debt to 9.5 to 1 through December 31, 1996, reverting to 8.0 to 1 thereafter. IBMCC increased the maximum permissible ratio of annualized revenue to working capital to 56.0 to 1 through 1996 and to 52.0 to 1 thereafter, reserving the right to further change the ratio upon notice to the Company. The repayment of a substantial portion of the indebtedness to IBMCC under the Accounts Line upon closing of this Offering was not a condition to obtaining default waivers from IBMCC and DFS. Rather, the termination of such waivers in connection with the closing of the Offering reflects the Company's expectation that it will be in compliance with the then applicable financial ratios under both the IBMCC Facility and DFS Facility as of the date it repays a substantial portion of the IBMCC Accounts Line. The Company has requested waivers of IBMCC and DFS under their respective credit agreements from time to time in the past and may be required to do so in the future. Although the Company has previously received waivers when requested, there can be no assurance that such defaults will be waived as in the past. As of March 31, 1997, the Company was in compliance with the key financial and other covenants under both the IBMCC Facility and the DFS Facility. See Note 5 to the Company's Consolidated Financial Statements.

     Both the IBMCC Facility and the DFS Facility prohibit the payment of dividends unless consented to by the lender.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") which determines compensation cost using the fair value method of accounting. Allstar has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which determines compensation cost using the intrinsic value based method of accounting. At March 31, 1997, the Company had no stock options or similar equity instruments outstanding; accordingly, SFAS No. 123 had no effect on the consolidated financial statements or notes thereto.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 requires dual presentation of basic and diluted earnings per share for entities with complex capital structures. At March 31, 1997, the Company had no stock options or similar equity instruments outstanding; accordingly, SFAS No. 128 will have no effect on the consolidated financial statements as of and for the three years in the period ended December 31, 1996 or the three months ended March 31, 1997 upon its adoption at December 31, 1997.

                                    BUSINESS

GENERAL

     The Company is a growing regional provider of computer and telecommunications hardware and software products and related services. The Company primarily markets its products and services in Texas from two locations in the Houston and Dallas-Fort Worth metropolitan areas. The Company's customer base of approximately 3,400 accounts is comprised primarily of mid-sized companies and regional offices of larger companies in commercial, educational and governmental sectors. The Company positions itself to provide its customers with single-source solutions for both their computer and telecommunications needs by offering a broad range of products and services and by providing the expertise to support integrated computer and telecommunications applications.

     The Company's revenue is derived from sales of Computer Products, IT Services, Telecom Systems and CTI Software. The Company is an authorized reseller of computer products from Compaq, Hewlett-Packard, IBM, Microsoft, Novell and other leading manufacturers. Long-standing relationships with leading aggregators and wholesale distributors of computer hardware and software products enable the Company to provide its customers with competitive product pricing and ready product availability. IT Services include system design, installation, integration and support services. With respect to Telecom Systems, the Company markets, installs and services telecommunications equipment, including large PBX telephone systems from NEC and Mitel, and smaller "key systems," including products from Inter-Tel, Macrotel and NEC. In 1995, the Company introduced its proprietary CTI Software products, which facilitate computer and telephone integration primarily for telemarketing, call center and other high volume calling applications.

INDUSTRY OVERVIEW

     The market for computer products and services has experienced significant growth in recent years and the use of such products and services within organizations has been impacted by several concurrent trends. The introduction of LANs and WANs has allowed organizations to supplement or replace expensive, centralized mainframe computer systems with more flexible and affordable PC-based client/server platforms. The emergence of widely accepted industry standards for hardware and software has increased the acceptance of open architecture LANs and WANs which can and frequently do contain products from numerous manufacturers and suppliers. Rapid technological improvements in computer hardware and the introduction of new software operating systems have also created the need to expand or upgrade existing networks and systems. At the same time, price decreases have made such networks and systems affordable to a larger number of organizations. The Company believes that these trends have increased the general demand for computer products and related information technology services.

     Distribution channels for computer products changed significantly beginning in the early 1990s. During that period, many manufacturers of computers began to scale back their sales forces and, in order to ensure the continued wide distribution of their products, started to offer their products to wholesale computer distributors which previously had sold only software and peripheral equipment. In addition, manufacturers also began allowing resellers to purchase products from more than one aggregator or distributor, a practice known as "open sourcing." Expanding computer sales to distributors and allowing open sourcing intensified price competition among suppliers. The Company believes that, in general, the manufacturers of its primary product lines are continuing to rely to a large degree on resellers of computer products to distribute a significant portion of their products to end-users. Distribution patterns may continue to evolve, however, and any future changes may significantly affect the Company's business.

     The advent of open architecture networks has also impacted the market for information technology services. Wider use of complex networks involving a variety of manufacturers' equipment, operating systems and applications software has made it increasingly difficult to diagnose problems and maintain the technical knowledge and repair parts necessary to provide support services. The Company believes that increased outsourcing of more sophisticated support services by business and institutional customers has resulted from the technical complexities created by multi-manufacturer and supplier network systems and rapid technological change. Increasingly, organizations seeking computer products often require prospective vendors not only to offer products from many manufacturers and suppliers, but to have available and proficient service expertise to assist them in product selection, system design, installation and post-installation assistance and service. The Company believes that the ability to offer customers a comprehensive solution to their information technology needs, including the ability to work within its customers' corporate environments as integral members of their management information system staff, are increasingly important in the marketplace.

     Telecommunications systems have evolved in recent years from simple analog telephone systems to sophisticated digital systems, with modern digital systems featuring voice processing, automated attendant, voice and fax mail, automatic call distribution and call accounting. The ability to interface these new digital phone systems to the user's PC-based computer systems now allows these telephone systems to interact with the user's computerized data to create powerful business solutions. New features, such as "caller ID," coupled with a digital telephone system and integrated with a computer system, can provide automatic look-up and display of account information while the user is receiving a new call, thereby increasing productivity and the level of customer service. Computerized "call accounting" allows an organization with integrated telephone and computer systems to track telephone usage and long distance toll billing and easily interface that data with computerized accounting and billing systems. Integrated voice and facsimile handling allows a user to retrieve, send and manage voice and facsimile messages on his computer screen. Computerized telephone number listings allow the user to look up telephone numbers on the computer and then have the computer dial the number automatically. For more complex call center applications, computer systems can perform "call blending" functions during out-bound calling campaigns by automatically routing in-bound calls to available agents in order to enhance agent productivity.

     The Company believes that the evolution of the digital telephone system to a more open architecture, aided by standards established by Microsoft and Novell for the interface of telephone and computer technologies, is causing rapid industry change. This change is creating demand for digital telephone systems which adhere to these new industry standards. These digital telephone systems, along with the many software products which are rapidly becoming available for use in CTI, require sophisticated installation and integration service capability. The Company believes that the trend toward CTI is likely to continue and that integrated voice, data and video communication will become more affordable. As the technology and management of telecommunications and computer systems converge over the next decade, the Company expects that growth opportunities will be presented for companies able to provide and service the latest integrated telecommunications and computer technologies.

BUSINESS STRATEGY

     The Company's goal is to expand its regionally-based business as a provider of computer and telephone hardware and software products and related services. To achieve this objective, the Company intends to pursue several key strategies:

     EXPAND GEOGRAPHICALLY. The Company intends to open additional offices within Texas and in new regions to service existing customers and attract new customers. The Company plans to open two new offices within the next year, the first in Austin, Texas and the second in San Antonio, Texas. Upon opening an office in San Antonio, the Company will have branch offices in three of the ten largest metropolitan areas in the United States.

     INCREASE TELECOM SYSTEMS AND CTI SOFTWARE BUSINESSES. The Company began offering Telecom Systems in 1994 and CTI Software in 1995 to capitalize on the growing trend in CTI. The Company intends to (i) expand Telecom Systems operations to the Dallas-Fort Worth market during the third quarter of 1997,
(ii) pursue acquisitions of regional telephone system resellers with established customer bases in targeted markets, and (iii) increase the variety and capabilities of its CTI Software products through internal development and acquisitions of complementary software products.

     IMPLEMENT INTERNET-BASED NATIONAL MARKETING PROGRAM. The Company intends to implement a new method of marketing its Computer Products on a nationwide basis under the trade name "800 PC Deals."

By accessing an Internet home page currently under development, the Company's sales representatives and customers will be able to obtain product pricing and availability data, enter or change orders and access customer account status information. The Company plans to employ experienced sales representatives in selected metropolitan markets who will be supported by the new Internet-based system and by a national sales support call center performing order entry and customer service functions. 800 PC Deals is anticipated to begin operation in the second half of 1997.

PRODUCTS AND SERVICES

     The Company markets computer and telecommunications hardware and software products and provides related computer and telecommunications services. The Company's largest source of revenue is derived from the sale of Computer Products, which during 1994, 1995, 1996 and the three months ended March 31, 1997, accounted for approximately 90.2%, 89.6%, 89.1% and 87.2%, respectively, of the Company's total revenue. During 1994, 1995, 1996 and the three months ended March 31, 1997, IT Services comprised approximately 9.6%, 8.7%, 6.6% and 7.6%, respectively, of the Company's total revenue. The Company began selling Telecom Systems in 1994 and it accounted for approximately 1.6%, 3.2% and 3.6% of the Company's total revenue in 1995, 1996 and the three months ended March 31, 1997, respectively. The Company began selling CTI Software in 1995 and it accounted for approximately 1.1% of the Company's total revenue in 1996 and approximately 1.6% of the Company's total revenue in the three months ended March 31, 1997.

  COMPUTER PRODUCTS

     The Company offers its customers a wide variety of computer hardware and software products available from over 600 manufacturers and suppliers. The Company's products include desktop and laptop computers, monitors, printers and other peripheral devices, operating system and application software, network products and mid-range host and server systems, including the IBM RS6000, Hewlett-Packard HP9000 and DEC Alpha systems. The Company is an authorized reseller of products from a number of leading manufacturers of computer hardware, software and networking equipment, including Compaq, Hewlett-Packard, IBM, Microsoft and Novell. Products manufactured by Compaq, Hewlett-Packard and IBM in the aggregate accounted for approximately 47.5%, 53.7% and 58.9%, for 1994, 1995 and 1996, respectively, of the Company's total inventory purchases. There can be no assurance that the Company will continue to resell such manufacturers' products in the future; however, the Company believes that its relations with all of its major product manufacturers and distributors are satisfactory.

  IT SERVICES

     IT Services are provided by the Company both in conjunction with and separately from its Computer Products sales. The Company typically prices its IT Services on a time and materials basis or under fixed fee service contracts, depending on customer preference and the level of service commitment required. In markets where the Company does not maintain branch offices, it often subcontracts for necessary technical personnel, particularly where required for larger scope or prolonged duration contracts. The Company's IT Services include the following:

      o INFORMATION SYSTEMS SUPPORT. The Company is an authorized warranty service provider for many popular computer and computer peripheral products and provides hardware repair and maintenance services, complex network diagnostic services, end user support services and software diagnostic services. The Company also offers complete outsourcing of a customer's computer and network management and technical support needs on a contract basis. The Company provides on-site service parts stocking, help desk assistance and fixed asset management and tracking.

      o CONTRACT SYSTEMS ENGINEER, TECHNICIAN AND PROGRAMMER STAFFING. The Company provides short-term supplemental technical staffing, including hardware and software technicians, help desk personnel, systems and network engineers and programming staff.

      o SYSTEMS ENGINEERING. The Company provides systems engineering services including information technology consulting, LAN/WAN design, on-site and remote network administration, new technology feasibility and impact analyses and disaster recovery plan analyses.

      o INFORMATION TECHNOLOGY PROJECT MANAGEMENT. The Company provides project management services for major hardware and software upgrades and conversions, roll-outs of major new hardware and software installations and large network installations, including multiple city WAN implementations.

      o TELECOMMUNICATIONS AND DATA SYSTEMS CABLING. The Company provides networking and telecommunications cabling services required for all major networking topologies, including fiber optic cabling. The Company also offers cabling services for adding to, moving or changing existing network systems.

      o CONTRACT PROGRAMMING SERVICES. Recently, the Company has begun to offer contract programming services, primarily related to SQL database design and implementation, client server applications and Internet site development.

     To support and maintain the quality of these services and to maintain vendor accreditation necessary to resell and service its significant product lines, the Company's technical staff participate in various certification and authorization programs sponsored by hardware manufacturers and software suppliers. The Company currently has attained several certifications and authorizations, most notably as a Microsoft Solution Provider and a Novell Platinum Reseller. The Company's ability to attract and retain qualified professional and technical personnel is critical to the success of its IT Services business.

  TELECOM SYSTEMS

     The Company began its Telecom Systems business in 1994 to capitalize on the trend toward CTI. The Company currently markets, installs and services business telephone systems, including large PBX systems and smaller "key systems", along with a variety of related products including hardware and software products for data and voice integration, wide area connectivity and telephone system networking and wireless communications. The Company resells PBX systems manufactured by NEC and Mitel and smaller "key systems," including products from Inter-Tel, Macrotel and NEC. Wireless products include products from Uniden and Spectralink. Software products include voice mail products from Active Voice and AVT, interactive voice response applications from AVT and call center activity reporting products from Taske.

     The Company currently markets Telecom Systems only from its Houston office. During the third quarter of 1997, the Company plans to expand Telecom Systems sales to its Dallas office. The Company also intends to expand its Telecom Systems products, particularly in the area of CTI products and video conferencing products, as suitable new products become available for resale.

  CTI SOFTWARE

     The Company develops and markets proprietary CTI Software, which integrates business telephone systems and networked computer systems, under the trade name "Stratasoft." CTI Software is designed to improve the efficiency of telemarketing operations, in-bound and out-bound call centers and other high volume calling applications. Basic products offered by the Company are typically customized to suit a customer's particular needs and are often bundled with computer hardware supplied by the Company at the customer's request. The Company entered the CTI Software business in late 1995 by acquiring two CTI products, currently sold under the names StrataDial and StrataVoice, from a corporation owned by the individual who presently manages the Company's CTI Software operations. See "Certain Relationships and Related Transactions -- Acquisition of Stratasoft Products." A new product, Strata-Interactive, has also been developed by the Company. The Company now markets these three CTI Software products, which are described below:

      o STRATADIAL. StrataDial is a predictive dialer software product for out-bound call center applications such as telemarketing, collections, surveys, lead generation and announcements that require personal contact. A predictive dialer is a product which is used in call center applications to dial telephone numbers from lists of computerized data and pass completed calls to waiting call center employees along with computerized data used during the call. The call data displayed for the employee might include, for example, the pertinent account balance and payment history in the case of calling overdue credit card accounts or a telemarketing script in the case of a telemarketing campaign. The use of a predictive dialer product in telemarketing substantially increases worker productivity due to increased call volume. StrataDial features in-bound/out-bound call blending without requiring an automated call distribution feature ("ACD") of the PBX telephone system. Call blending allows call center employees to work on out-bound calling campaigns when there are no in-bound calls waiting to be serviced. Upon receipt of an in-bound call to the call center, the employee automatically receives the next sequential in-bound call rather than another out-bound campaign call generated by the predictive dialer. This allows call center employees to be more productive by allowing them to make out-bound calls during periods in which there are no in-bound calls to be serviced. StrataDial collects campaign specific data during the telephone call and provides comprehensive on line reporting and statistical analysis of the campaign data. StrataDial also features open architecture which allows easy interaction with the customer's other database applications. Dialing parameters and campaign characteristics can be changed without shutting down the dialer, as is required with many competing products. Through March 31, 1997, the Company had licensed and installed 42 StrataDial systems.

      o STRATAVOICE. StrataVoice is an out-bound dialing product designed for high volume applications that do not require human interaction. StrataVoice applications include appointment confirmation and setting, court appearance notification, surveys, community notification such as school closings and emergency evacuation, employee updates, absenteeism notification, telemarketing and market research. A telephone system utilizing StrataVoice dials a computerized list of numbers and can ask the contacted person a number of questions, including branching to other questions and statements based on responses. StrataVoice also allows the contacted person to leave messages. Scripting tools are included that allow the user to develop campaigns. The system builds a database of respondent data and has comprehensive response reporting capabilities. Through March 31, 1997, the Company had licensed and installed 96 StrataVoice systems.

      o STRATA-INTERACTIVE. Strata-Interactive is an interactive voice response ("IVR") software product which allows a caller to access computer information at any time using a simple touch-tone telephone. Applications for IVR technology vary and include insurance coverage verification and claims reporting, utility company account information and outage reporting, bank account information and on-line transactions, and shipment verification and tracking information. Strata-Interactive is based upon open architecture and is designed to work with networked computers. The first installation of the Strata-Interactive product was completed in the fourth quarter of 1996.

     The Company provides CTI Software to its customers pursuant to a written license agreement with the customer. The Company also intends to pursue arrangements under which it will seek to license its CTI Software to manufacturers and other distributors of CTI hardware and software for inclusion in the CTI products sold by them, although there can be no assurance that it will be successful in such efforts.

SALES AND MARKETING

  DIRECT SALES

     The Company markets its products and services primarily through direct sales representatives. Direct sales representatives are teamed with in-house customer service representatives and are assigned to specific customer accounts. The Company believes that direct sales lead to better account penetration and management, better communications and long-term relationships with its customers. The Company's sales personnel, including account managers and customer service representatives, are partially compensated, and in some cases fully compensated, on the profitability of accounts which they participate in developing. The Company believes that its past and future growth will depend in large measure on its ability to attract and retain qualified sales representatives and sales management personnel. The Company promotes its products and services through general and trade advertising, participation in trade shows and telemarketing campaigns. The Company believes that a significant portion of its new customers originate from word-of-mouth referrals by existing customers and industry members, such as manufacturer's representatives. Additionally, Telecom Systems sales personnel seek to capitalize on the many customer relationships developed by the Company's Computer Products and IT Services personnel. By virtue of their computer business contacts,

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
Computer Products and IT Services personnel often learn at a relatively early stage that their customers may soon be in the market for telecommunications equipment and services. Sales leads developed by this synergy are then jointly pursued. CTI Software is marketed by direct sales representatives to organizations using telemarketing, call centers or other high volume telecommunications functions. In addition, StrataVoice is marketed through resale arrangements between the Company and VARs.

  INTERNET-BASED SALES SUPPORT SYSTEM

     The Company is in the process of developing an Internet-based sales support system that will be used by its entire sales force. The system will allow sales representatives to access information on product pricing and availability, enter and track specific orders and monitor customer account information. Sales representatives will be able to access the system from their desktop computers at the Company's offices or on the Internet. The system will also allow selected customers to enter and manage their own orders on-line. The Company believes that when implemented this sales support system will enhance the productivity and flexibility of its sales force and improve its customer service.

  800 PC DEALS

     The Company intends to use its proposed Internet-based sales support system to cost-effectively expand its marketing efforts for Computer Products on a national level under the trade name 800 PC Deals. Specifically, the Company intends to employ sales representatives with local experience in targeted metropolitan markets to establish customer relationships utilizing the new system. The Company also plans to operate a national sales support call center to serve sales representatives and customers. Initially, the Company intends to fulfill a large portion of orders in these new markets by drop shipping product directly from suppliers to customers. 800 PC Deals is expected to begin operation in the second half of 1997.

     There can be no assurance that the new system will function as expected or, if so, that its implementation will enable the marketing approach of 800 PC Deals to be successful. Many factors could influence the performance of 800 PC Deals, including competition by others using similar systems, technical difficulties in the implementation of the new Internet-based system, lack of customer or supplier acceptance and the inability of local, direct sales representatives to successfully market Computer Products through 800 PC Deals.

CUSTOMERS

     The Company focuses its marketing efforts on mid-sized companies and regional offices of larger companies located in or near the metropolitan areas in which the Company maintains offices. The Company occasionally provides Computer Products and IT Services in markets where the Company does not have an office, typically to branch operations of companies with which the Company has an established relationship. The Company's customer base is not concentrated in any industry group. Approximately 3,400 customers purchased products or services from the Company during 1996. During 1994, 1995 and 1996, the Company's top ten customers (which varied from period to period) in the aggregate accounted for approximately 31.4%, 27.9% and 33.2%, respectively, of the Company's total revenue. In each of the same periods, the largest single customer (which varied from period to period) accounted for approximately 3.6%, 5.8% and 11.2%. In 1996, the Company's largest single customer was Paging Network, Inc. The selected customers shown below, each of which purchased products or services in excess of $100,000 during 1996, illustrate the diversity of the Company's customer base:

Amoco Corporation             Chevron Chemical Company          Motorola, Inc.
AT&T                          Exxon Corp.                       Paging Network, Inc.
Baker Oil Tools, Inc.         Federal Home Loan Bank            Southwestern Bell Telephone Co.
Bank America Corporation      GTE VISNET                        Tandy Corp.
Blockbuster Entertainment     H&R Block of South Texas          Toshiba International Corp.
Brinks Home Security          Ingersoll-Rand                    Transamerica Finance Services
3Com Corporation              Maxum Health Corp.                Turner Construction Company
Castrol Industrial            MCI Telecommunications Corp.      Western Atlas International, Inc.

     The Company has no long-term written commitments by customers to purchase products from the Company. In addition, although the Company has service contracts with many of its large customers, such service contracts are project-based and terminable upon relatively short notice. A significant reduction in orders from any of the Company's largest customers could have a material adverse effect on the Company's financial condition and results of operations.

SUPPLY AND DISTRIBUTION

     The Company relies on aggregators and distributors of computer hardware, software and peripherals to supply a majority of its Computer Products. Although the Company uses many industry suppliers, the Company purchases its Computer Products chiefly from two suppliers, Inacom and Ingram, to obtain competitive pricing, better product availability and improved quality control. The Company attempts to develop strategic arrangements with its principal suppliers, including the coordination of drop shipment orders, the outsourcing of certain computer configuration services, national roll-out and installation projects and the sharing of product information. Telecommunications hardware and software products are generally purchased by the Company on an as-needed basis directly from the original equipment manufacturer. Suppliers providing trade to the Company typically maintain a vendor's lien in the goods sold by them to the Company.

     The Company's largest supplier of Computer Products is Inacom, a leading computer products aggregator. Inacom markets and distributes computer products and provides various services on a wholesale basis through a network of franchisees and resellers and also markets its products directly to end-users. During 1994, 1995 and 1996, the Company purchased from Inacom approximately 46.4%, 36.6% and 57.0%, respectively, of its total inventory purchases. The Company purchases Computer Products and obtains drop shipping and other services from Inacom pursuant to an agreement entered into in August 1996 (the "Inacom Agreement"). Under the Inacom Agreement, the Company is required to purchase at least 80% of its Computer Products from Inacom, but only to the extent that such products are made available within a reasonable period of time at reasonably competitive pricing. Pricing from Inacom is generally based on Inacom's cost plus a negotiated markup. With certain exceptions, the Company is entitled to volume discounts at agreed upon levels. The term of the Inacom agreement expires on December 31, 2001, and automatically renews for successive one year periods unless notice of non-renewal is given 60 days prior to the end of the renewal period. A cancellation fee of $570,500 will be payable by the Company in the event of non-renewal or early termination of the Inacom Agreement by either party.

     The Company's second largest supplier of computer products is Ingram. The Company also purchases its Computer Products from Ingram on a cost-plus basis. During 1994, 1995 and 1996, the Company purchased from Ingram approximately 14.1%, 20.6% and 14.7%, respectively, of its total inventory purchases. The Company's agreement with Ingram provides for volume discounts at agreed upon levels. The agreement with Ingram may be terminated by either party upon 30 days prior written notice.

     Due to intense price competition among computer products resellers, the price and shipping terms received by the Company from its suppliers, especially Inacom and Ingram, are critical to the Company's ability to compete in Computer Products. From time to time the availability of certain products has been limited. Although the Company has not experienced unusual product availability problems and has been generally satisfied with the product pricing and terms available from its principal suppliers, there can be no assurance that such relationships will continue or that, in the event of a termination of its relationship with either Inacom or Ingram, or both, the Company would be able to obtain an alternative supplier or suppliers without a material disruption in its ability to provide competitively priced products to its customers.

     The Company maintains standard authorized dealership agreements from many leading manufacturers of computer and telecommunications hardware and software. Under the terms of these authorized dealership agreements, the Company is entitled to resell associated products to end-users and to provide warranty service. The Company's status as an authorized reseller of key product lines is essential to the operation of the Company's business. In general, the authorized dealer agreements do not require minimum purchases and include termination provisions ranging from immediate termination to termination upon 90 days prior written notice. Some of such agreements are conditioned upon the continuation of the Company's supply arrangement with Inacom or another major wholesaler acceptable to the manufacturer.

     The Company operates a warehouse at each of its two current offices for the purpose of receiving, warehousing, configuring and shipping products. The Company plans to consolidate its two warehouses into one central regional warehouse located in the Dallas-Fort Worth metropolitan area in order to achieve further productivity and efficiency enhancements.

     During 1995, the Company began an initiative to drop ship a higher percentage of its orders directly from the supplier to customers in order to lower its distribution costs and freight costs. This initiative has resulted in the percentage of drop shipped orders (measured by the cost of goods drop shipped as a percentage of total cost of goods) growing from 2.1% during 1994 to 9.0% during 1995 and to 18.1% during 1996. While the Company does not believe that it is in its best interest to drop ship all orders, it does intend to continue to move more of its Computer Products distribution toward drop shipments.

MANAGEMENT INFORMATION SYSTEMS

     The Company depends on its customized MIS to manage most aspects of its business. The Company's MIS provides its sales staff, customer service representatives and certain customers with product price, information and availability from its principal suppliers' warehouses throughout the United States. The Company utilizes its MIS to rapidly source product from a wide range of suppliers. Purchase order expediting features include overdue shipment and partial shipment reporting, which enable the Company to identify and resolve supplier and or freight carrier problems quickly. The purchasing systems are real time, allowing buyers to act within minutes on a newly received and credit-approved sales order. The Company's MIS contain productivity tools for sales lead generation, including integration between telemarketing and prospect database management. Sales management features include a variety of reports available for any combination of customer, salesperson, sales team and office criteria. The Company uses its MIS to manage service contracts, service calls and work orders, engineer and technician scheduling and time tracking, service parts acquisition and manufacturer warranties. Reporting can also be generated for project profitability, contract and customer analysis, parts tracking and employee time tracking.

EMPLOYEES

     As of March 31, 1997, the company employed approximately 320 individuals. Of these, approximately 85 were employed in sales, marketing and customer service, 118 were employed in engineering and technical positions and 117 were employed in administration, finance and MIS. The Company believes that its ability to recruit and retain highly skilled and experienced technical, sales and management personnel has been, and will continue to be, critical to its ability to execute its business plans. None of the Company's employees are represented by a labor union or are subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

COMPETITION

     The markets in which the Company competes are all intensely competitive and changing rapidly. The Company believes that the principal competitive factors in the business activities in which it operates include relative price and performance, product availability, technical expertise, adherence to industry standards, financial stability, service, support and reputation. The Company believes that it has many direct and indirect competitors in each of its businesses, none of which is dominant in the Company's geographic markets. The Company's competitors include major computer products and telephone equipment manufacturers, aggregators and distributors, including certain manufacturers, aggregators and distributors which supply products to the Company. Other competitors include established national, regional and local resellers, systems integrators, telephone systems dealers, computer-telephony VARs and other CTI software suppliers. Some of the Company's current and potential competitors have longer operating histories and financial, sales, marketing, technical and other competitive resources which are substantially greater than those of the Company. As the markets in which the Company competes have matured, product price competition has intensified and is likely to continue to intensify. Such price competition could adversely affect the Company's financial condition and results of operations. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors.

STATE SALES TAX COLLECTION

     The Company presently collects sales tax only on product shipments to destinations in Texas. Various states have attempted to impose on direct marketers the burden of collecting sales or use taxes on the sales of products shipped to those states' residents. The United States Supreme Court in 1992 affirmed its position that it is unconstitutional for a state to impose sales or use tax collection obligations on an out-of-state mail order company whose only "nexus" with the state is the distribution of catalogs and other advertising materials through the mail and whose subsequent delivery of purchased goods is by United States mail or by interstate common carrier. Legislation has been introduced in the United States Congress that if enacted would supersede the Supreme Court's ruling and allow states to impose a tax collection obligation on out-of-state sellers of goods destined for delivery with the state. If legislation of this type is enacted, the imposition of a tax collection obligation on the Company in states to which it ships products may result in reduced demand for the Company's products and additional administrative expense.

     Certain states into which the Company delivers products through drop shipping arrangements with its principal suppliers have imposed a sales tax collection obligation on such sales based on the suppliers' (rather than the Company's) contact with the state. Inacom has advised the Company that, due to the existence of a nexus between Inacom and these states, Inacom must charge and collect sales tax on any shipment it delivers into these states, including drop shipments to the Company's customers in these states. The imposition of sales taxes on the Company's drop shipments from Inacom will have the effect of increasing the Company's costs on those shipments. The cost increase will either be in the form of sales taxes on the products purchased from Inacom for drop shipment to the taxing states or the higher costs of handling to bring the product into the Company's Texas facilities and then ship the product to the end-user's location. While the level of drop shipments to these states is at present relatively low, an increase in the number of states imposing sales taxes on these drop shipments could substantially reduce or eliminate any cost savings to the Company from its plan to reduce shipping and distribution costs by increasing the percentage of sales to be delivered by drop shipments.

     The Company intends in the near term to hire sales representatives for 800 PC Deals to market Computer Products in states other than Texas. The presence of its sales representatives in these states will impose a state tax collection obligation in those states, thus reducing the number of markets into which the Company may ship its Computer Products without collecting sales tax from its customers. In some cases, the inapplicability of a state sales tax collection obligation on the Company provides it with a pricing advantage when competing against companies obligated to collect state taxes from the potential customer. The Company believes, however, that the purchasing decisions of most of its customers (who are primarily business organizations) is only slightly influenced by whether state sales taxes will be collected on their purchase.

FACILITIES

     The Company does not own any real property and currently leases all of its existing facilities. The Company subleases its headquarters and Houston office which are housed in a free standing building of approximately 49,000 square feet. See "Certain Relationships and Related Transactions -- Houston Office Lease." The Houston office sublease expires on December 31, 1998. The Company's Dallas office is housed in a free-standing building of approximately 20,000 square feet. The Dallas facility lease expires on September 30, 1997. The Company also leases a storage facility of approximately 7,000 square feet in Houston. The lease on the storage facility expires on March 9, 1998. The Company intends to lease other facilities as its business expands. The Company believes that suitable facilities will be available as needed.

INTELLECTUAL PROPERTY

     The Company's success depends in part upon its proprietary technology, including its Stratasoft software. The Company relies primarily on trade secrecy and confidentiality agreements to establish and protect its rights in its proprietary technology. Additionally, the Company has filed for copyright protection for StrataDial and StrataVoice. The Company also has applied for registration of Stratasoft, StrataDial, StrataVoice and 800 PC Deals as trademarks. There can be no assurance that the Company's present protective measures will be adequate to prevent unauthorized use or disclosure of its technology or independent third party development of the same or similar technology. While the Company's competitive position could be affected by its ability to protect its proprietary and trade secret information, the Company believes other factors, such as the technical expertise and knowledge of the Company's management and technical personnel and the timeliness and quality of support services provided by the Company, to be more significant in maintaining the Company's competitive position.

     The Company's various authorization agreements with manufacturers generally permit the Company to refer to itself as an authorized dealer of the respective manufacturer's products and to use their trademarks and trade names for marketing purposes, but prohibit other uses. The Company considers the use of these trademarks and trade names in its marketing efforts to be important to its business.

LEGAL PROCEEDINGS

     On July 13, 1996, a former customer brought suit against the Company in the 152nd Judicial District Court of Harris County, Texas. The plaintiff alleges that the Company failed to provide and complete promised installation and configuration of certain computer equipment within the time promised by the Company. Based on these allegations, the plaintiff is suing for breach of contract, negligence, negligent misrepresentation and other statutory violations and is seeking actual monetary damages of approximately $3 million and treble damages under the Texas Deceptive Trade Practices Act. The Company intends to vigorously defend such action.

     The Company is from time to time involved in routine litigation incidental to its business. The Company believes that none of such proceedings, including current proceedings, individually or in the aggregate will have a material adverse effect on the Company.

HISTORY AND REINCORPORATION

     The Company was incorporated under Texas law in 1983 under the name Technicomp Corp. On June 30, 1993, the Company changed its name to Allstar-Valcom, Inc. and then again, on December 28, 1993, the Company changed its name to Allstar Systems, Inc. On December 27, 1993, the Company engaged in a merger in which it was the surviving corporation. In the merger, Allstar Services, Inc. and R. Cano, Inc., both of which were affiliated with the Company, were merged with and into Allstar Systems, Inc. in order to streamline the business. In 1995, the Company formed a wholly owned subsidiary, Stratasoft, Inc., to purchase and develop its CTI Software. See "Certain Relationships and Related Transactions -- Acquisition of Stratasoft Products." In October 1996, the Company effected a reincorporation merger in the state of Delaware through which the 328,125 shares of the Company's predecessor, Allstar Systems, Inc., a Texas corporation, which were outstanding prior to the merger, were converted into approximately 2,675,000 shares of the newly incorporated Delaware corporation (the "Reincorporation"). The effect of the Reincorporation on the number of shares outstanding prior to the Reincorporation was similar in effect to an approximately 8.15-for-1 stock split.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

                  NAME                     AGE                                POSITION
----------------------------------------   ---   ------------------------------------------------------------------
James H. Long...........................   38    Chairman of the Board, President and Chief Executive Officer
Donald R. Chadwick......................   53    Director, Chief Financial Officer, Treasurer and Secretary
Frank Cano..............................   32    Senior Vice President, Branch Office Operations
Thomas N. McCulley......................   50    Vice President, Information Systems
Paulette R. Blount......................   42    Vice President, Purchasing and Distribution
Anthony Adame...........................   40    President, Computer Products Division
Shabbir K. Ali..........................   34    President, IT Services Division
Michael A. Torigian.....................   38    President, Telecom Systems Division
William R. Hennessy.....................   38    President, Stratasoft, Inc.
G. Chris Andersen.......................   58    Director Nominee
Richard D. Darrell......................   42    Director Nominee
Jack M. Johnson, Jr. ...................   58    Director Nominee
Donald D. Sykora........................   66    Director Nominee

     JAMES H. LONG is the founder of the Company and has served as Chairman of the Board, Chief Executive Officer and President since the Company's inception in 1983. Prior to founding the Company, Mr. Long served with the United States Navy in a technical position and was then employed by IBM in a technical position.

     DONALD R. CHADWICK has been the Chief Financial Officer of the Company since February 1992. As Chief Financial Officer, his duties include supervision of finance, accounting and controller functions within the Company. During 1990 and 1991, Mr. Chadwick served as the President of Regis, William Capital Corp., a privately owned investment banking firm. Between 1988 and 1989 he served as a Senior Vice President in investment banking with Underwood, Neuhaus & Co., Incorporated. From 1974 to 1988 he was a Senior Vice President of Prescott, Ball and Turben, Inc., a Cleveland, Ohio-based investment banking firm.

     FRANK CANO became the Senior Vice President, Branch Office Operations for the Company in July 1996, and is responsible for the general management of the Company's branch office. From June 1992 to June 1996, Mr. Cano was the Branch Manager of the Company's Dallas-Fort Worth office. From June 1986 to May 1992, Mr. Cano was employed by the Company as a sales representative. Prior to that, Mr. Cano served at the Company in a variety of administrative and technical positions, including Service Account Manager, Sales Account Manager, Purchasing Agent and Computer Technician.

     THOMAS N. MCCULLEY has been the Vice President, Information Systems for the Company since July 1996. From January 1992 to June 1996, Mr. McCulley served as the Information Services Director for the Company. He has responsibility for management and supervision of the Company's MIS. Prior to joining the Company, Mr. McCulley was employed with Mediacomp, Inc., a subsidiary of S.L. Brown & Associates, for seven years, where his duties included development and supervision of the conversion of MIS from mainframe applications to PC-based applications.

     PAULETTE R. BLOUNT joined the Company as Director of Product Purchasing and Distribution in September 1994 and became Vice President, Purchasing and Distribution in July 1996. Her responsibilities include overall management of purchasing, warehousing, inventory control and shipping and receiving of inventory products. Prior to joining the Company, Ms. Blount was the Director of Service Operations in the Houston office of The Future Now, Inc., a computer sales and service company, since May 1993. Prior to that time, Ms. Blount was employed as the Director of Service for Techron Corp., a ComputerLand franchise in Houston, Texas.

     ANTHONY ADAME has been President of the Computer Products Division since July 1996. From January 1996 to June 1996, Mr. Adame served as Vice President, Computer Products, and from January 1991 to December 1995 as Vice President of Sales. His current responsibilities include management of the Computer Products Division. From 1986 until joining the Company, Mr. Adame was employed by Techron Corp., where he was Vice President of Sales. Prior to that, he was the Sales Manager at Computer Galleries, a Houston retail computer store, for two years.

     SHABBIR K. ALI has been the President of the IT Services Division since July 1996. From January 1996 to June 1996, Mr. Ali served as Vice President, IT Services Division and between August 1993 and December 1995 as Vice President of Service Operations. Between July 1990 and July 1993, Mr. Ali served as the Company's Operations Manager. Mr. Ali's present responsibilities include the overall management of the Company's IT Services Division. Prior to joining the Company, Mr. Ali was the Director of Operations for United Business Machines, Inc. in Houston between 1987 and 1990.

     MICHAEL A. TORIGIAN has been the President of the Telecom Systems Division since July 1996. Between July 1994 and June 1996, Mr. Torigian served as Vice President, Telecom Systems Division. His current responsibilities include the overall management of the Company's Telecom Systems Division. From July 1992 to May 1994, Mr. Torigian served as Director of Sales for CTWP, Inc., an Austin-based computer, copier and office equipment dealer. From March 1990 through April 1992, he was the President of Communications Solutions, Inc., a telephone and computer solutions provider in Houston. From March 1988 to February 1990, Mr. Torigian was a Senior Dealer Sales Representative for Zenith Data Systems. Prior to that, Mr. Torigian was Director of Sales at CTWP, Inc.

     WILLIAM R. HENNESSY has served as the President of Stratasoft, Inc., the Company's wholly owned subsidiary that was formed in 1995 to develop and market CTI Software, since joining the Company in January 1996. Mr. Hennessy's responsibilities include the general management of Stratasoft, Inc. From July 1991 to January 1996, Mr. Hennessy was employed by Inter-Tel, Incorporated, a telephone systems manufacturer and sales and service company, where he served as the Director of MIS and the Director of Voice and Data Integration for the central region. From October 1984 to July 1991, Mr. Hennessy served as the MIS Director of TSI/Bell Atlantic, a Houston-based subsidiary of a regional Bell telephone company that sold and serviced business telephone systems and which was acquired by Inter-Tel, Incorporated in 1991.

     G. CHRIS ANDERSEN has agreed to become a director of the Company upon closing of this Offerring. Mr. Andersen is a principal of Andersen, Weinroth & Co., a merchant banking firm founded in 1996. From 1990 through 1995, he was Vice Chairman of PaineWebber Incorporated. For 20 years prior to 1990, Mr. Andersen held senior executive positons at various investment banking firms. Mr. Andersen is also a director of Terex Corporation, a publicly traded company that manufactures construction equipment and truck trailers; Sunshine Mining Company, a publicly traded company engaged in mining; Headway Corporate Resources, Inc., a publicly traded company providing staffing services; and United Waste Systems, Inc., a publicly traded company engaged in waste management.

     RICHARD D. DARRELL has agreed to become a director of the Company upon the closing of this Offering. Mr. Darrell has been President of American Technology Acquisition Corporation, a company specializing in mergers, acquisitions and divestitures of technology related companies, for the last four years. Prior to that, Mr. Darrell served as President and Chief Executive Officer of Direct Computer Corporation, a computer reseller and distribution company based in Dallas, Texas. Mr. Darrell has also served as president of numerous other computer reseller and distribution companies, including Dealers Choice Systems Corporation, Interprint Corporation and Quality Connection Inc. Mr. Darrell began his career in sales and management positions with such companies as Xerox Printing Systems Division, Texas Instruments, Inc. and IBM.

     JACK M. JOHNSON, JR. has agreed to become a director of the Company upon the closing of this Offering. For over five years Mr. Johnson has been Managing General Partner of Winterman & Company, a general partnership that owns approximately 25,000 acres of real estate in Texas, which is used in farming, ranching and oil and gas exploration activities. Mr. Johnson is also President of Winco Agriproducts, an agricultural products company that primarily processes rice for seed and commercial sale. Mr. Johnson was previously the Chairman of the Board of the Lower Colorado River Authority, the sixth largest electrical utility in Texas, with approximately 1,700 employees and an annual budget of over $400 million. Mr. Johnson was also previously the Chairman of the Board of North Houston Bank, a commercial bank with assets of approximately $75 million. Mr. Johnson currently serves on the board of directors of Houston National Bank, a commercial bank located in Houston, Texas with assets of approximately $100 million; Security State Bank, a commercial bank located in Anahuac, Texas with assets of approximately $60 million; and Team, Inc., a publicly traded company which provides environmental services for industrial operations.

     DON D. SYKORA has agreed to become a director of the Company upon the closing of this Offering. Mr. Sykora was formerly the President and Chief Operating Officer of Houston Industries,Inc. and is currently attached to the Office of the Chairman with responsibility for special projects. Houston Industries is an international holding company with interests in electric and gas utility companies, including Houston Lighting & Power Co., with over 8,000 employees and annual revenues of over $4 billion. Mr. Sykora currently serves on the board of directors of Powell Industries, Inc., a publicly traded company which manufactures electrical equipment and systems; Pool Energy Services Co., a publicly traded company which provides oil and gas well servicing; American Residential Services, Inc., a publicly traded company which provides services for heating, ventilation and air conditioning, plumbing, electrical and indoor air quality systems, and TransTexas Gas Corporation, a publicly traded producer and marketer of natural gas.

     James H. Long and Frank Cano are brothers-in-law. There are no other family relationships among any of the directors or executive officers of the Company.

     All executive officers of the Company are elected by the board of directors of the Company (the "Board") and hold office until the earlier of their resignation, removal or other termination. All of the executive officers listed above have entered into employment agreements with the Company effective upon the closing of this Offering pursuant to which they hold their current positions. See "-- Employment Agreements."

     The Company's Board is currently composed of two directors. Following the closing of this Offering, the Company will expand the Board to six positions and Messrs. Andersen, Darrell, Johnson and Sykora (the "independent directors") will be elected to the newly-created positions. Directors of the Company hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

     Following this Offering and the election of the four independent directors, the Board will have an Audit Committee and a Compensation Committee, each of which will initially be comprised of independent directors. The Audit Committee will review the results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee will determine salaries, incentive compensation and other benefits payable to the Company's executive officers following this Offering, and will administer the Company's 1996 Incentive Stock Plan and 1996 Non-Employee Director Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1996 and prior years, compensation levels were determined by the Company's Board, each of the members of which were executive officers of the Company. Following this Offering, the Company intends to create a Compensation Committee, which will initially be composed of independent directors.

DIRECTORS' COMPENSATION

     Employee directors of the Company do not receive any additional compensation for their services as a director of the Company. The Company intends to pay each independent director $1,000 for each Board meeting attended and $500 for each committee meeting attended. The Company will also pay reasonable out-of-pocket expenses incurred by independent directors to attend Board and committee meetings. Independent directors also will be entitled to receive options pursuant to the 1996 Non-Employee Director Stock Option Plan. See "-- Incentive and Stock Option Plans."

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services in all capacities awarded to, earned by, or paid to, the Company's Chief Executive Officer and the most highly compensated executive officer of the Company whose aggregate cash compensation exceeded $100,000 (the "Named Executive Officers") during the years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                                                                COMPENSATION
                                                                                           ----------------------
                                                       ANNUAL COMPENSATION                 RESTRICTED     STOCK
           NAME AND PRINCIPAL              --------------------------------------------      STOCK       OPTIONS      ALL OTHER
                POSITION                   YEAR      SALARY      BONUS      OTHER(1)(2)      AWARDS      (SHARES)    COMPENSATION
----------------------------------------   -----    --------    --------    -----------    ----------    --------    ------------
James H. Long
  Chairman of the Board,
  President and Chief
  Executive Officer.....................    1996    $116,000    $ 35,000
                                            1995      40,800     100,000       --             --            --           --
                                            1994      43,500       --          --             --            --           --
Anthony Adame
  President, Computer Products
  Division..............................    1996    $ 95,902    $ 36,128      $ 1,000
                                            1995      93,900      24,040       --             --            --           --
                                            1994      83,717       --          --             --            --           --

------------

(1) The Company has made personal loans to Mr. Long from time to time. See "Certain Relationships and Related Transactions -- Loans to Chairman and Affiliates."

(2) Amounts exclude the value of perquisites and personal benefits because the aggregate amount thereof did not exceed the lesser of $50,000 or 10% of the Named Executive Officer's total annual salary and bonus.

     The Company believes that its success is attributed in part to its ability to attract and keep quality management personnel. The Company intends to pursue growth using an entrepreneurial management style, giving responsible management broad latitude to manage the office's or division's business, including profit and loss responsibility. Commencing January 1996, executive managers began to be compensated in part based on the profitability of their respective operations.

EMPLOYMENT AGREEMENTS

     Each of the executive officers of the Company has entered into an employment agreement (collectively, the "Executive Employment Agreements") with the Company, which are effective upon the closing of this Offering. Under the terms of their respective agreements, Messrs. Long and Adame are entitled to an annual base salary of $150,000 and $96,000, respectively, plus other bonuses, the amounts and payment of which are within the discretion of the Compensation Committee. The Executive Employment Agreements may be terminated by the Company or by the executive officer's resignation at any time by giving proper notice. The Agreements generally provide that the executive officer will not, for the term of his employment and for a period of either twelve or eighteen months, whichever the case may be, following the end of such executive officer's employment with the Company, compete with the Company, disclose any confidential information of the Company, solicit any of the Company's employees or customers or otherwise interfere with the relations of the Company.

INCENTIVE AND STOCK OPTION PLANS

     INCENTIVE PLAN. In September 1996, the Company's Board adopted and the stockholders approved the Company's 1996 Incentive Stock Plan (the "Incentive Plan"). Under the Incentive Plan, the Compensation Committee may grant incentive awards of up to 417,500 shares of Common Stock, subject to certain antidilution adjustments, to key employees of the Company and its subsidiaries. The incentive awards available for grant under the Incentive Plan include (i) incentive stock options (as provided in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) and non-qualified stock options, (ii) shares of restricted stock, (iii) shares of phantom stock, (iv) stock bonuses and (v) cash bonuses (collectively, the "Incentive Awards"). The maximum number of shares of Common Stock subject to Incentive Awards which can be granted to any one individual during any calendar year is 100,000 shares. No Incentive Awards may be granted after the tenth anniversary of the adoption of the Incentive Plan. Incentive Awards generally vest or otherwise become payable on the occurrence of a change in control. Incentive Awards are reduced or subject to early termination on the occurrence of certain events, including termination of employment. No Incentive Awards have been granted under the Incentive Plan. Upon closing of this Offering, however, the Company anticipates granting to certain of its key executives non-qualified options to purchase up to an aggregate of 100,000 shares of Common Stock, with an exercise price equal to the fair market value of the Common Stock at the date of grant and which will vest over five years, and restricted stock awards for 14,286 shares of Common Stock which will vest over two years.

     DIRECTOR PLAN. In September 1996, the Company's Board adopted and the stockholders approved the Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for the grant of non-qualified options to purchase up to 100,000 shares of Common Stock, subject to certain antidilution adjustments. To the extent shares remain available under the Director Plan, the Director Plan entitles each newly elected non-employee director, other than certain directors elected as part of financing or acquisition transactions, to receive a one-time option to purchase 5,000 shares of Common Stock as of the date of his first election to the Company's Board. Furthermore, to the extent shares remain available under the Director Plan, each incumbent director is entitled to receive an option to purchase 2,000 shares on each date he is reelected to serve as a member of the Company's Board (commencing with those directors reelected at the Company's 1997 annual meeting of stockholders). All options granted under the Director Plan will have an exercise price equal to the fair market value of a share of Common Stock on the date of grant and will expire ten years after the date of grant, subject to early termination on the occurrence of certain events, including ceasing to be a member of the Company's Board (other than by death).

     ADMINISTRATION. The Incentive Plan and the Director Plan will be administered by the Compensation Committee of the Board, which initially will be composed of independent directors appointed by the Company's Board. Under the Incentive Plan, the Compensation Committee determines which employees receive grants of Incentive Awards, the type of Incentive Award granted and the number of shares subject to each Incentive Award, and it also determines, subject to the terms of the Incentive Plan, the prices, expiration dates, vesting schedules and other material features of the Incentive Awards granted under the Incentive Plan. The Compensation Committee has no discretion under the Director Plan as to the selection of the non-employee directors to whom options are to be granted, the number of shares subject to any option granted, the exercise price of any option granted or the ten-year maximum term of any option granted thereunder. The Compensation Committee has the authority to interpret and construe any provision of the Incentive Plan and the Director Plan and to adopt such rules and regulations for administering the Incentive Plan and the Director Plan as it deems necessary.

401(K) PLAN

     In 1992, the Company adopted a Section 401(k) Profit Sharing Plan and Trust (the "Plan"). The Plan is intended to qualify for tax exemption under Section 401(k) of the Code and is subject to the Employee Retirement Income Security Act of 1974. The Plan covers substantially all of the Company's employees who, as of the enrollment eligibility dates under the Plan, have completed at least one year of service with the Company and have elected to participate in the Plan. Employees may contribute up to 15% of their annual compensation, which is matched by the Company under a defined formula. In addition, the Company may make discretionary contributions to the Plan, for the benefit of all participants, at the election of the Board. All employee contributions are fully vested at all times and contributions by the Company vest over a six-year period based upon an employee's years of service. Benefits will normally be distributed to an employee upon (i) the employee reaching age 59 1/2, (ii) the employee's retirement from the Company,

(iii) the employee's death or disability, (iv) the termination of the employee's employment with the Company or (v) the termination of the Plan.

     As a result of operational defects in the administration of the Plan since 1992, the Company has filed under the Internal Revenue Service Walk-In Closing Agreement Program to negotiate a settlement regarding the qualified status of the Plan in order to meet the requirements of Section 401(a) of the Code. During 1996, the Company accrued $50,000 for estimated settlement costs.

KEY MAN INSURANCE

     James H. Long is a key employee of the Company and the loss of Mr. Long could adversely affect the Company's business. The Company maintains, and is the beneficiary of, a life insurance policy on the life of Mr. Long. The face amount of such policy is $7,000,000. The continuance of such policy is at the discretion of the Board and may or may not continue in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Board of the Company has adopted a policy requiring that any future transactions between the Company and its officers, directors, principal stockholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's Board.

HOUSTON OFFICE LEASE

     Since 1991, the Company has subleased its Houston, Texas headquarters facility from Allstar Equities, Inc. ("Allstar Equities"), a Texas corporation wholly-owned by James H. Long. Mr. Long is the Chief Executive Officer of the Company and its largest stockholder.

     Allstar Equities initially leased the Company's headquarters building in 1991 pursuant to a lease purchase agreement from Jakascki Corporation ("Jakascki"), a Texas corporation wholly-owned by the Selling Stockholder. The initial lease purchase agreement between Allstar Equities and Jakascki expired on December 31, 1993, and was continued on a day-to-day basis from that date until August 1996, when a new lease purchase agreement was entered into (the "New Lease"). During 1994, 1995 and 1996, payments by Allstar Equities to Jakascki under the lease arrangement amounted to $150,000, $150,000 and $251,500, respectively. The monthly rental of the building is $18,000 during 1997 and $18,500 during 1998 under the New Lease. Additionally, Allstar Equities is required to pay certain operating costs, including insurance, real property taxes and utilities. Under the New Lease, Allstar Equities has an option to purchase the building for $1.6 million in 1997 and $1.7 million in 1998. In each case, the purchase price is to be reduced by the unpaid principal outstanding on an interest free promissory note dated as of January 1, 1995, payable by Jakascki to Allstar Equities in the original principal amount of $150,000. The Company and James H. Long each guaranteed the obligations of Allstar Equities under the expired lease purchase agreement and have also guaranteed the obligations of Allstar Equities under the New Lease. The New Lease expires on December 31, 1998.

     The initial sublease expired on December 31, 1993, and was continued on a day-to-day tenancy basis from that time until August 1996, at which time a new sublease was executed (the "New Sublease"). During 1994, 1995 and 1996, rentals under the sublease arrangement amounted to $312,000, $372,000 and $372,000, respectively. In August 1996, the New Sublease was executed in connection with the execution of the New Lease under which Allstar Equities leases the facility. Under the New Sublease, the Company will pay a monthly rental of $31,500 per month in 1997 and $32,000 per month in 1998, and will also pay certain operating costs including insurance and utilities, but not real property taxes. The New Sublease expires on December 31, 1998.

     In August 1996, the Company retained an independent real estate consulting firm to conduct a survey of rental rates for facilities in Houston, Texas that are in the vicinity of, and comparable to, its Houston headquarters facility. Based upon this survey, and additional consultations with representatives of the real estate consulting firm, the Company believes that the rental rate and other terms of the Company's sublease from Allstar Equities are at least as favorable as those that could be obtained in an arms-length transaction with an unaffiliated third party.

CERTAIN SELLING STOCKHOLDER AGREEMENTS

     In March 1994, Jack B. Corey, the Selling Stockholder, purchased a number of shares of the Company's Common Stock equal to 20.0% of the then outstanding shares of Common Stock for cash consideration of $1.5 million. After giving effect to the Reincorporation, the number of shares held by Mr. Corey is 535,000. Contemporaneously with the share purchase, Mr. Corey entered into a Stock Purchase Agreement with the Company under which Mr. Corey is entitled to:
(i) 90 days written notice of the Company's decision to make a public offering of its Common Stock; (ii) require the Company to include up to all shares owned by Mr. Corey in any offering, provided that the sale of such shares does not exceed a number that would result in net proceeds to him of more than $1.5 million; (iii) have all costs associated with the preparation and filing of the registration statement pursuant to the Act paid by Company; and (iv) share pro rata any underwriting commissions and costs associated with a proposed public offering. Also executed in connection with the share purchase was an Agreement Among Shareholders between Mr. Corey and James H. Long containing certain buy-sell provisions and other shareholder matters which was superceded by a Shareholders' Agreement executed in August 1996 containing similar provisions. In connection with the execution of the current Shareholders Agreement, the Company and Mr. Corey entered into an Insurance Agreement pursuant to which the Company agreed to repurchase Mr. Corey's Common Stock in the event of Mr. Long's death, and to maintain life insurance on Mr. Long sufficient for that purpose. The repurchase price under the Insurance Agreement escalates monthly at prices during 1997, ranging from approximately $2,152,200 to $2,416,200, for all 535,000 shares of Common Stock owned by Mr. Corey. The Stock Purchase Agreement, the current Shareholders' Agreement and the Insurance Agreement will be terminated upon the closing of this Offering.

COREY CONSULTING ARRANGEMENT

     The Company entered into a consulting arrangement in March 1994, pursuant to which the Selling Shareholder, Jack B. Corey, consults with the Company's Chief Executive Officer on an as-needed basis concerning the Company's business and affairs. The consulting arrangement was insisted upon by Mr. Corey as a condition to his investment in the Company described under "-- Certain Selling Stockholder Agreements." Consulting fees of $75,000 per year were payable under the arrangement. In August 1996, the consulting arrangement was modified and commemorated in a written Consulting Agreement between the Company and Mr. Corey. Through March 31, 1997, the Company had paid aggregate consulting fees of $214,000 to Mr. Corey. Only minimal services have been rendered by Mr. Corey under his consulting arrangements with the Company. The Consulting Agreement will be terminated upon the closing of this Offering.

LOANS TO CHAIRMAN AND AFFILIATES

     The Company has paid for the costs of substantially all leasehold repairs and improvements to its Houston office since the inception of its sublease with Allstar Equities, which is wholly owned by James H. Long. See "-- Houston
Office Lease." The Company has also loaned funds to Allstar Equities for the payment of federal income tax liability associated with Mr. Long's ownership of Allstar Equities, an S corporation for federal income tax purposes. These costs have been treated by the Company and Allstar Equities as interest free, demand loans by the Company to Allstar Equities. During the three year period ended December 31, 1996, the maximum aggregate amount outstanding under such loans was $414,549. On July 1, 1996, the amounts remaining due from Allstar Equities were consolidated into a promissory note payable to the Company in the original principal amount of approximately $386,600, and bearing interest at 9.0% per annum. Under the note, Allstar Equities must make equal monthly payments of principal and interest until the full amount owed has been paid. On December 1, 1998, all unpaid principal and interest become due.

     The Company has, from time to time, made personal loans and advances for a variety of purposes to its Chief Executive Officer and principal stockholder, Mr. Long. The maximum aggregate amount owed by Mr. Long during the three year period ended December 31, 1996 was $209,773. Effective July 1, 1996, Mr. Long executed a promissory note payable to the Company in the amount of $173,300, which represents all amounts outstanding as of that date, bearing interest at 9.0% per annum. Under the terms of the note, Mr. Long has agreed to pay the Company in five equal installments, each due on the first day of July of the next five years, beginning July 1, 1997, with a maturity date of July 1, 2001. At March 31, 1997, Mr. Long was otherwise indebted to the Company in the amount of $7,206 for amounts advanced on his behalf.

CERTAIN RELATED BUSINESS TRANSACTIONS

     The Company supplies Computer Products to and provides marketing support for Mintech, Inc. ("Mintech"), a minority-owned business engaged in reselling computer products to third parties. Mintech is wholly owned by Consuelo Adame, wife of Anthony Adame, who is also an officer of Mintech. James H. Long currently is a director of Mintech and Donald R. Chadwick currently is both an officer and director of

Mintech. Messrs. Long, Chadwick and Adame will resign from their positions at Mintech prior to the closing of this Offering.

     The Company believes its commercial relationship with Mintech is beneficial in obtaining Computer Products sales that would otherwise be lost to competitors but for its relationship with Mintech. From time to time, potential customers advise the Company that they would prefer to procure Computer Products from a minority-owned business. Most frequently, the Company believes, the customer's preference is the result of contractual provisions between the customer and governmental entities or related governmental regulations mandating that a certain portion of the customer's purchases be directed to minority-owned business. In such instances, the Company has referred customers to Mintech. Mintech fills the orders of customers referred to it by the Company by purchase from the Company at a slight discount which represents Mintech's gross margin on the sale. Through March 31, 1997, the Company has sold an aggregate of approximately $1.8 million of Computer Products to Mintech, which represented an aggregate discount of approximately $9,900 below the aggregate sale price which the Company would have charged had the sales been made directly by the Company to Mintech's customers.

     Mintech has limited financial capacity, and the Company provides financial support in the form of carrying accounts payable until Mintech's customers pay for products it has sold. In addition, the Company collects on Mintech's accounts receivable as an assignee of those receivables. Collections on the accounts receivable are applied to amounts owed to the Company and the difference is remitted to Mintech. No cash payments had been made to Mintech through December 31, 1996; however, the Company was indebted to Mintech for the cumulative difference between amounts collected from Mintech's customers and the amount of Mintech's purchases from the Company. The net amount due to Mintech at March 31, 1997 was approximately $6,600. No accounts receivable from Mintech have been written off as uncollectible, and payments of accounts receivable due from Mintech and Mintech's customers are typically received within time periods generally consistent with average collection times for other customers.

     The Company expects that it will continue to refer potential customers wishing to do business with a minority-owned business to Mintech, and that the Company will continue to act as Mintech's supplier with respect to such referrals. The Company intends to establish written contractual arrangements with Mintech under which Mintech will sell Computer Products to its customers at the same price the Company sells those products to Mintech, with Mintech receiving a rebate of approximately 5.0% of the Company's gross profit on the transaction when collected. A lock box collection system is also intended to be established as part of an accounts receivable financing arrangement with Mintech to ensure the collection by the Company of amounts due it from Mintech upon receipt of payments from Mintech's end-user customers.

ACQUISITION OF STRATASOFT PRODUCTS

     In late 1995, the Company entered the business of creating, manufacturing and marketing the Company's customized CTI software by forming a new wholly owned subsidiary, Stratasoft, Inc., and acquiring the rights to two software products from William R. Hennessy and ILC and Aspen. Mr. Hennessy is presently an executive officer of Stratasoft, but was not employed by the Company in any capacity at the time of such acquisition.

     Stratasoft entered into an employment agreement with Mr. Hennessy as consideration for the purchase of the software pursuant to which Mr. Hennessy receives a monthly salary of approximately $6,800. In addition, Mr. Hennessy is paid a bonus equal to 10% of Stratasoft's gross profits for the first eighteen months of his employment and an additional bonus equal to 10% of Stratasoft's net profit multiplied by its net margin during the tenure of his employment. Mr. Hennessy's agreement contains restrictive covenants regarding confidential information which generally prohibit disclosure of certain information and, for a period of 12 months after termination of his employment with the Company, certain competition with Stratasoft. Additionally, Mr. Hennessy's agreement with Stratasoft provides that, as long as he is not in violation of any of the restrictive covenants just described, upon termination of his employment Mr. Hennessy will receive a termination bonus equal to 10% of Stratasoft's net profits for the twelve consecutive months immediately preceding the termination. Employment under the agreement is terminable at will by either party upon 10 days notice.

     At the same time the employment agreement was entered into, Mr. Hennessy and Stratasoft entered into an agreement under which Mr. Hennessy had the right to purchase all rights to the software for nominal consideration if his employment was terminated, by either himself or Stratasoft, at any time prior to January 31, 1997. However, such rights were subject to Stratasoft's overriding option to retain the software by making monthly payments of $7,500 following any termination and ending on January 31, 1997. This agreement was terminated in August 1996 by the parties for consideration of $5,000 paid by Stratasoft to Mr. Hennessy.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person or entity known to the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all officers and directors as a group.

                                        SHARES BENEFICIALLY                   SHARES BENEFICIALLY
                                               OWNED                                 OWNED
                                             PRIOR TO           NUMBER OF            AFTER
                                         OFFERING(1)(2)(3)        SHARES       OFFERING(1)(2)(3)
                                       ---------------------      BEING      ---------------------
          NAME AND ADDRESS               NUMBER         %        OFFERED       NUMBER         %
-------------------------------------  -----------    ------    ----------   -----------    ------
James H. Long
  6401 Southwest Freeway
  Houston, Texas 77074...............    2,118,600     79.2%       --          2,118,600     50.7%
Anthony Adame
  6401 Southwest Freeway
  Houston, Texas 77074...............       21,400      *          --             21,400      *
Jack B. Corey
  Post Office Box 525
  Pinehurst, Texas 77362-0525........      535,000     20.0%      267,500        267,500       6.4
All executive officers and directors
  as a group (9 persons).............    2,140,000     80.0%       --          2,140,000     51.3%

------------

 * Represents less than one percent of shares of Common Stock.

(1) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares.

(2) Applicable percentage of ownership is based on 2,675,000 shares of Common Stock outstanding on March 31, 1997 and 4,175,000 shares of Common Stock outstanding after the completion of this Offering.

(3) Mr. Long has granted to Mr. Corey an option to acquire 118,000 shares of Common Stock held by Mr. Long at the initial public offering price, such option being conditioned upon the completion of this Offering (the "Corey Option"). The Corey Option may not be exercised until the expiration of 180 days after the closing of this Offering, and terminates on the date that is five years after the closing of this Offering. If exercised in full, Mr. Corey will hold approximately 9.2% of the Common Stock outstanding after the completion of this Offering.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions with respect to the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company's Certificate of Incorporation ("Certificate") and Bylaws that have been filed as exhibits to the Registration Statement of which this Prospectus forms a part and by provisions of applicable law.

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.01 par value per share, of which 2,675,000 shares were issued and outstanding before this Offering and held of record by three stockholders and 5,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), none of which have been issued.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends, subject to the senior rights of preferred stockholders, if any, when, as and if declared by the Board and to share ratably in the assets of the Company legally available for distribution to its stockholders, in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the shares of Common Stock to be sold in this Offering will be duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of the Company, without any action by the stockholders of the Company, is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The Certificate and Bylaws contain a number of provisions that could make more difficult the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise. The provisions are summarized below.

     REMOVAL OF DIRECTORS. The Certificate provides that directors of the Company may only be removed for cause and only by the affirmative vote of the holders of two-thirds or more of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class. For purposes of director removal, cause means conviction of a felony involving moral turpitude, proof beyond a reasonable doubt that a director has committed grossly negligent or willful misconduct resulting in a material detriment to the Company or commission of a material breach of fiduciary duty to the Company resulting in a material detriment to the Company.

     ADVANCE NOTICE PROVISIONS FOR CERTAIN STOCKHOLDER ACTIONS. The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. The advance notice procedures generally require that a stockholder give prior written notice, in proper form, to the Secretary of the Company, the requirements as to the form and timing of such notices specified in the Bylaws. If it is determined that such advance notice procedures were not complied with, a Board nomination could be precluded or certain business may not be conducted at the meeting.

     Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company.

     PREFERRED STOCK. The Certificate authorizes the Board to establish and issue one or more series of Preferred Stock without any action by the stockholders of the Company. Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, provide for a liquidation preference over the Common Stock or impede the completion of a merger, tender offer or other takeover attempt. The Board, in so acting, could issue Preferred Stock having terms that discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board, including a tender or exchange offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interest.

     NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting. The Certificate and the Bylaws provide that special meetings of stockholders can be called only by the Chairman of the Board, the Chief Executive Officer, the President, the Board by the written order of a majority of directors or upon a written request of stockholders owning two-thirds or more of the entire capital stock of the Company issued and outstanding and entitled to vote, stating the purpose of such meeting and delivered to the Chairman of the Board, Chief Executive Officer, the President or the Secretary. Accordingly, holders of a significant percentage of the outstanding capital stock of the Company may not be able to request a special meeting of stockholders.

     AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS. Under the General Corporation Law of the State of Delaware (the "DGCL"), the stockholders have the right to adopt, amend or repeal the Bylaws and with the approval of the Board, the Certificate of Incorporation. The Company's Certificate provides that the affirmative vote of at least two-thirds of the voting power of the then outstanding shares of Voting Stock, voting together as a single class and in addition to any other vote required by the Certificate or Bylaws, is required to amend provisions of the Certificate or Bylaws relating to: (i) the prohibition of stockholder action without a meeting;
(ii) the restriction of stockholders calling a special meeting; (iii) the number, election and term of the Company's directors; or (iv) the removal of directors. The vote of a majority of the voting power of the then outstanding shares of Voting Stock is required to amend all other provisions of the Certificate. The Certificate further provides that the Bylaws may otherwise be amended by the Board or by the affirmative vote of at least a majority of the voting power of the then outstanding shares of Voting Stock, voting together as a single class. These supermajority voting requirements will have the effect of making more difficult any amendment by the stockholders of the Bylaws or the provisions of the Certificate described above.

     ANTI-TAKEOVER LEGISLATION. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a corporation from engaging in a "business combination" (as defined therein) with an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

CERTAIN REGISTRATION RIGHTS

     The Company and the Selling Stockholder are parties to certain agreements granting the Selling Stockholder registration rights with respect to the shares of the Company's Common Stock owned by him. The Company has also agreed to grant certain demand and incidental or "piggyback" registration rights to the Representatives with respect to the resale of Common Stock issuable upon exercise of the Representatives' Warrants. See "Certain Relationships and Related Transactions -- Certain Selling Stockholder Agreements" and "Underwriting."

CERTAIN STATUTORY AND CHARTER PROVISIONS REGARDING LIABILITY OF DIRECTORS

     As permitted by the DGCL, the Company's Certificate includes a provision that eliminates the personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for (i) breaches of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions in bad faith or involving intentional misconduct or knowing violations of law, (iii) violations of Section 174 of the DGCL (including the payment of unlawful dividends or unlawful stock purchases or redemptions) or (iv) transactions in which a director receives an improper personal benefit. The Certificate also contains provisions requiring the indemnification of the Company's directors and officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company also has the power to maintain insurance, on terms and conditions the Board deems acceptable, on behalf of officers and directors against any expense, liability or loss arising out of such person's status as an officer or director. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Co.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 4,175,000 shares of Common Stock. Of these shares, the 1,767,500 shares sold in this Offering will be freely transferable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 2,407,500 shares of Common Stock outstanding are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including an exemption afforded by Rule 144.

     The Company, its current stockholders, directors and executive officers have entered into lock-up agreements with the Representatives, providing that, subject to certain exceptions, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock, or other securities substantially similar, or securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire, Common Stock or other securities substantially similar (except for the grant of options or of restricted stock awards pursuant to the Incentive Plan or the Director Plan), for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. See "Underwriting." Following the expiration of the lock-up period, all of the Restricted Shares will be eligible for resale in the public market pursuant to Rule 144, subject to certain limitations described below.

     Rule 144, as in effect beginning April 29, 1997, provides that an affiliate of the Company or a person (or persons whose sales are aggregated) who has beneficially owned Restricted Shares for at least one year is entitled to sell, commencing 90 days after the date of this Prospectus, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (41,750 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144, as in effect beginning April 29, 1997, without regard to the limitations described above.

     The Company plans to register, under the Securities Act, the 517,500 shares of Common Stock available for issuance pursuant to the 1996 Incentive Stock Plan and the 1996 Non-Employee Director Stock Option Plan on registration statements on Form S-8. The Company intends to file such Form S-8 registration statements with the Securities and Exchange Commission before any option first becomes exercisable. Common Stock acquired pursuant to such plans can be sold in the open market by holders who are not affiliates of the Company, but will be subject to volume and other limitations of Rule 144 by holders who are affiliates of the Company. Furthermore, shares of restricted stock and non-qualified options issued pursuant to the Incentive Plan will be subject to vesting requirements and will not be tradeable until vested. See
"Management -- Incentive and Stock Option Plans."

     The Company has agreed to grant demand and incidental or "piggyback" registration rights to the Representatives with respect to the resale by them of the 176,750 shares of Common Stock issuable upon exercise of the Representatives' Warrants.

     Since there has been no public market for shares of the Common Stock prior to this Offering, the Company is unable to predict the effect that sales made pursuant to Rule 144, or otherwise, may have on the prevailing market price at such times for shares of the Common Stock. Nevertheless, sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect market prices. See "Risk
Factors -- Potential Effect of Shares Eligible for Future Sale on Price of Common Stock."

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Sutro & Co. Incorporated and Cruttenden Roth Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement with the Company, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                            NUMBER
                  NAME                     OF SHARES
----------------------------------------   ---------
Sutro & Co. Incorporated................
Cruttenden Roth Incorporated............

                                           ---------
     Total..............................   1,767,500
                                           =========


     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected
dealers a concession of not more than $     per share, and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $     per
share to certain other dealers. After the initial public offering, the price and concessions and reallowances to dealers may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or part.

     The Company has granted the Underwriters an option exercisable for 45 days after the date of the Underwriting Agreement to purchase up to a maximum of 265,125 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the foregoing table.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, its directors, officers and certain stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives except for: (i) the sale of the shares hereunder; (ii) the issuance by the Company of Common Stock pursuant to the exercise of options under the Company's stock plans disclosed in the Prospectus; (iii) the granting by the Company of stock options after the date of this Prospectus under the 1996 Incentive Plan or the 1996 Directors Plan; or
(iv) as a bona fide gift to a third party or as a distribution to the partners or stockholders of a Company stockholder, provided that the recipient(s) thereof agree in writing to be bound by the terms of the lock-up agreement to which such stockholder is bound.

     The Underwriters may engage in stabilizing bids, cover syndicate short positions or impose penalty bids. A stabilizing bid is a bid for, or the purchase of the Common Stock on behalf of, the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this Offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid may have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of, or any effect that the transactions described above may have on, the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or, once commenced, will not be discontinued without notice.

     The Company has agreed to sell to the Representatives for $.01 per warrant, the Representatives' Warrants to purchase from the Company up to 176,750 shares of Common Stock at an exercise price per share equal to the greater of 120% of the initial public offering price per share or $9.60 per share. The Representatives' Warrants will be exercisable for a period beginning one year from the date of this Prospectus until five years from the date of this Prospectus. The Representatives' Warrants may not be sold, transferred, assigned, pledged or hypothecated by the Representatives except to officers and partners of the Representatives, the Underwriters or officers and partners of the Underwriters. In addition, the Company has granted certain demand and piggyback registration rights to the holders of the Representatives' Warrants, which enable them to register resales of the Common Stock underlying the Representatives' Warrants under the Securities Act. The Representatives' Warrants are being issued as a bonus to the Representatives for their services in connection with this Offering. Using a Black-Scholes pricing model, the Company, in consultation with the Representatives, has valued the Representatives' Warrants at $193,068.

     The Company and the Selling Stockholder have agreed to pay, on a pro rata basis, the Representatives a non-accountable expense allowance in an amount equal to 1.5% of the gross proceeds of this Offering to cover some of the underwriting costs and due diligence expenses related to this Offering.

     Prior to this Offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings, the present state of the Company's development, the general conditions of the securities market at the time of the Offering, and the market prices of publicly traded common stocks of comparable companies in recent periods. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters and certain related persons against certain liabilities relating to this Offering contemplated by this Prospectus, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "ALLS," subject to notice of issuance.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Company by Porter & Hedges, L.L.P. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Gardere & Wynne, L.L.P.

                                    EXPERTS

     The consolidated financial statements at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 under the Securities Act
(the "Registration Statement"), with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed therewith. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and to such exhibits filed therewith. Statements contained herein as to the content of any contract or other document are not necessarily complete and, in each instance reference is made to a copy of such contract or other document filed as an exhibit to the Registration Statement and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto may be inspected without charge at the principal office of the Commission at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents may be obtained from the Public Reference Section of the Commission, at prescribed rates, or on the Internet at HTTP://WWW.SEC.GOV.

                             ALLSTAR SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report ...........................................    F-2

Consolidated Balance Sheets at December 31, 1995 and 1996 and at
  March 31, 1997 (Unaudited) ...........................................    F-3

Consolidated Statements of Operations for the Years Ended December
  31, 1994, 1995 and 1996 and for the Three Months Ended March 31,
  1996 and 1997 (Unaudited) ............................................    F-4

Consolidated Statements of Stockholders' Equity for the Years Ended
  December 31, 1994, 1995 and 1996 and for the Three Months Ended
  March 31, 1997 (Unaudited) ...........................................    F-5

Consolidated Statements of Cash Flows for the Years Ended December
  31, 1994, 1995 and 1996 and for the Three Months Ended March 31,
  1996 and 1997 (Unaudited) ............................................    F-6

Notes to Consolidated Financial Statements .............................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of Allstar Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Allstar Systems, Inc. and subsidiary ("Allstar") at December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Allstar's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstar at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Houston, Texas
March 26, 1997

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996
                               AND MARCH 31, 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                              DECEMBER 31,
                                          --------------------     MARCH 31,
                                            1995       1996          1997
                                          ---------  ---------    -----------
                                                                  (UNAUDITED)
                 ASSETS
Current assets:
     Cash and cash equivalents:
       Restricted cash..................  $     581  $      94      $ 1,149
       Cash.............................        448        135          570
                                          ---------  ---------    -----------
          Total cash and cash
             equivalents................      1,029        229        1,719
     Accounts receivable - trade, net...     15,822     16,517       17,193
     Accounts receivable - affiliates...        679        140          259
     Inventory..........................      5,407      4,862        5,134
     Deferred taxes.....................        258        350          350
     Deferred offering costs............     --            412          412
     Other current assets...............         79        174          188
                                          ---------  ---------    -----------
          Total current assets..........     23,274     22,684       25,255
Property and equipment, net.............        986      1,644        1,628
Other assets - affiliates...............          6        392          418
                                          ---------  ---------    -----------
Total...................................  $  24,266  $  24,720      $27,301
                                          =========  =========    ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Notes payable......................  $   9,912  $   9,975       10,411
     Accounts payable...................      7,649      7,157        9,053
     Accrued expenses...................      3,357      2,759        2,688
     Income taxes payable...............        283        206          342
     Deferred service revenue...........        341        296          227
                                          ---------  ---------    -----------
          Total current liabilities.....     21,542     20,393       22,721
                                          ---------  ---------    -----------
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $.01 par value,
       5,000,000 shares authorized, no
       shares issued....................     --         --           --
     Common stock:
       No par value, 1,000,000 shares
          authorized, 328,125 shares
          issued and outstanding........          2     --           --
       $.01 par value, 50,000,000 shares
          authorized, 2,675,000 shares
          issued and outstanding........     --             27           27
     Additional paid-in capital.........      1,504      1,479        1,479
     Retained earnings..................      1,218      2,821        3,074
                                          ---------  ---------    -----------
          Total stockholders' equity....      2,724      4,327        4,580
                                          ---------  ---------    -----------
Total...................................  $  24,266  $  24,720      $27,301
                                          =========  =========    ===========

                See notes to consolidated financial statements.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                    THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                MARCH 31,
                                          -------------------------------------  ------------------------
                                             1994         1995         1996         1996         1997
                                          -----------  -----------  -----------  -----------  -----------
                                                                                       (UNAUDITED)
Total revenue...........................  $    64,076  $    91,085  $   120,359  $    25,948  $    26,593
Cost of sales and services..............       55,541       79,857      104,302       22,727       22,762
                                          -----------  -----------  -----------  -----------  -----------
Gross profit............................        8,535       11,228       16,057        3,221        3,831
Selling, general and administrative
  expenses..............................        7,448        9,149       12,284        2,674        3,135
                                          -----------  -----------  -----------  -----------  -----------
Operating income........................        1,087        2,079        3,773          547          696
Interest expense and other..............          764        1,218        1,183          297          289
                                          -----------  -----------  -----------  -----------  -----------
Income before provision for income
  taxes.................................          323          861        2,590          250          407
Provision for income taxes..............          140          342          987          111          154
                                          -----------  -----------  -----------  -----------  -----------
Net income..............................  $       183  $       519  $     1,603  $       139  $       253
                                          ===========  ===========  ===========  ===========  ===========
Net income per share....................  $      0.07  $      0.19  $      0.60  $      0.05  $      0.09
                                          ===========  ===========  ===========  ===========  ===========
Weighted average shares outstanding.....    2,554,808    2,675,000    2,675,000    2,675,000    2,675,000
                                          ===========  ===========  ===========  ===========  ===========

                See notes to consolidated financial statements.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                   AND THE THREE MONTHS ENDED MARCH 31, 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                             $.01 PAR VALUE         NO PAR VALUE
                                              COMMON STOCK          COMMON STOCK      ADDITIONAL
                                          --------------------   ------------------    PAID-IN     RETAINED
                                             SHARE      AMOUNT     SHARE     AMOUNT    CAPITAL     EARNINGS      TOTAL
                                          ------------  ------   ----------  ------   ----------   ---------   ---------
Balance at January 1, 1994..............                            262,500   $  2      $1,504      $   516    $   2,022
     Net income.........................                             --       --         --             183          183
     Issuance of stock subscribed.......                             65,625   --         --           --          --
                                          ------------  ------   ----------  ------   ----------   ---------   ---------
Balance at December 31, 1994............                            328,125      2       1,504          699        2,205
     Net income.........................                             --       --         --             519          519
                                          ------------  ------   ----------  ------   ----------   ---------   ---------
Balance at December 31, 1995............                            328,125      2       1,504        1,218        2,724
     Issuance of common stock
       upon conversion
       (see Note 1).....................     2,675,000   $ 27      (328,125)    (2)        (25)       --          --
     Net income.........................       --        --          --       --         --           1,603        1,603
                                          ------------  ------   ----------  ------   ----------   ---------   ---------
Balance at December 31, 1996............     2,675,000   $ 27        --       $  0      $1,479      $ 2,821    $   4,327
                                          ------------  ------   ----------  ------   ----------   ---------   ---------
     Net income (unaudited).............       --        --          --       --         --             253          253
                                          ------------  ------   ----------  ------   ----------   ---------   ---------
Balance at March 31, 1997 (unaudited)...     2,675,000   $ 27        --       $  0      $1,479      $ 3,074    $   4,580
                                          ============  ======   ==========  ======   ==========   =========   =========

                See notes to consolidated financial statements.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
               AND THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               THREE MONTHS
                                                                                  ENDED
                                              YEAR ENDED DECEMBER 31,           MARCH 31,
                                          -------------------------------  --------------------
                                            1994       1995       1996       1996       1997
                                          ---------  ---------  ---------  ---------  ---------
                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net income............................  $     183  $     519  $   1,603  $     139  $     253
  Adjustments to reconcile net income to
     net cash provided by (used in)
     operating activities:
     Gain on disposal of assets.........     --             (1)       (11)    --         --
     Depreciation and amortization......        211        309        305         59        125
     Deferred taxes.....................        230       (146)       (92)    --
  Changes in assets and liabilities that
     provided (used) cash:
     Accounts receivable - trade, net...     (2,018)    (4,437)      (695)     6,779       (676)
     Accounts receivable - affiliates...       (241)       (80)       153        528       (119)
     Inventory..........................     (1,681)       (21)       545     (1,602)      (272)
     Other assets.......................        (55)         4       (507)      (396)       (40)
     Accounts payable...................       (311)     1,977       (492)    (3,411)     1,896
     Accrued expenses...................        290      1,673       (598)       414        (71)
     Income taxes payable...............       (341)        53        (77)        48        136
     Deferred service revenue...........       (207)        27        (45)         6        (69)
                                          ---------  ---------  ---------  ---------  ---------
          Net cash provided by (used in)
             operating activities.......     (3,940)      (123)        89      2,564      1,163
                                          ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures..................       (447)      (518)      (965)    --           (109)
  Proceeds from sale of fixed assets....     --             60         13     --         --
                                          ---------  ---------  ---------  ---------  ---------
          Net cash used in investing
             activities.................       (447)      (458)      (952)    --           (109)

Cash flows from financing activities:
  Net increase (decrease) in notes
     payable............................      2,075        940         63     (1,649)       436
  Proceeds from sale of common stock....      1,500     --         --         --         --
  Payment of long-term debt.............        (43)    --         --         --         --
                                          ---------  ---------  ---------  ---------  ---------
          Net cash provided by (used in)
             financing activities.......      3,532        940         63     (1,649)       436
                                          ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash
  equivalents...........................       (855)       359       (800)       915      1,490
Cash and cash equivalents at beginning
  of period.............................      1,525        670      1,029      1,029        229
                                          ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of
  period................................  $     670      1,029  $     229  $   1,944  $   1,719
                                          =========  =========  =========  =========  =========
Supplemental disclosures of cash flow
  information:
  Cash paid for interest................  $     667  $   1,189  $   1,140  $     140  $     403
                                          =========  =========  =========  =========  =========
  Cash paid for income taxes............  $     221  $     432  $   1,138  $      50  $  --
                                          =========  =========  =========  =========  =========

                See notes to consolidated financial statements.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
       AND FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997 (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Allstar Systems, Inc. and subsidiary ("Allstar") is engaged in the sale and service of computer and telecommunications hardware and software products. During 1995 Allstar formed and incorporated Stratasoft, Inc., a wholly owned subsidiary, to create and market software related to the integration of computer and telephone technologies. All operations of the business are primarily conducted from offices located in Houston and Dallas, Texas.

     A substantial portion of Allstar's sales and services are authorized under arrangements with product manufacturers and Allstar's operations are dependent upon maintaining its approved status with such manufacturers. As a result of these arrangements and arrangements with its customers, gross profit could be limited by the availability of products or allowance for volume discounts. Furthermore, net income before income taxes could be affected by changes in interest rates which underlie the credit arrangements which are used for working capital (see Note 5). For the year ended December 31, 1996, Allstar had sales to one customer representing approximately 11.2% of total revenue.

     The consolidated financial statements presented herein at March 31, 1997 and for the three-month periods ended March 31, 1996 and 1997 are unaudited; however, all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods covered have been made and are of a normal, recurring nature. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end. The results of the interim periods are not necessarily indicative of results for the full year.

     Allstar's significant accounting policies are as follows:

     PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of Allstar Systems, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

     INVENTORY -- Inventory consists primarily of personal computers and components and is valued at the lower of cost or market with cost determined on the first-in first-out method. Management provides a reserve for inventory which may be slow-moving or obsolete.

     PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost. Expenditures for repairs and maintenance are charged to expense when incurred, while expenditures for betterments are capitalized. Disposals are removed at cost less accumulated depreciation with the resulting gain or loss reflected in operations in the year of disposal.

     Property and equipment are depreciated over their estimated useful lives ranging from five to ten years using the straight-line method. Depreciation expense totaled $210, $307, and $303 for 1994, 1995 and 1996, respectively.

     IMPAIRMENT OF LONG-LIVED ASSETS -- Effective January 1, 1996 Allstar adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," ("SFAS No. 121") which requires that long-lived assets be reviewed by an entity for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 in 1996 did not result in a charge to earnings in the accompanying consolidated financial statements.

     FEDERAL INCOME TAXES -- Deferred taxes are provided at enacted rates for the temporary differences between the financial reporting bases and the tax bases of assets and liabilities.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     EARNINGS PER SHARE -- Net earnings per share of common stock are based on the weighted average number of shares of common stock and common stock equivalents, if any, outstanding during each period. In October 1996, the Company completed a reincorporation in order to change its state of domicile to Delaware, to authorize 50,000,000 shares of $.01 par value common stock and to authorize 5,000,000 shares of $.01 par value preferred stock. The reincorporation had the effect of an 8.15-for-1 split of Allstar's common stock. All applicable share and per share data in the consolidated financial statements and related notes give effect to this reincorporation and resulting stock conversion.

     REVENUE RECOGNITION -- Revenue from the sale of computer products is recognized when the product is shipped. Service income is recognized ratably over the service contract life. Revenues resulting from installations of equipment for which duration is in excess of three months are recognized using the percentage-of-completion method. The percentage of revenue recognized on each contract is based on the most recent cost estimate available. Revisions of estimates are reflected in the period in which the facts necessitating the revision become known; when a contract indicates a loss, a provision is made for the total anticipated loss. At December 31, 1994, 1995 and 1996, Allstar had no such contracts in process.

     RESEARCH AND DEVELOPMENT COSTS -- Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged to expense were $13 and $96 in 1995 and 1996, respectively. No such costs were incurred during 1994.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- Allstar's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and notes payable for which the carrying values approximate fair values given the short-term maturity of the instruments. It is not practicable to estimate the fair values of related-party receivables due to the nature of the instruments.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include any highly liquid debt instruments with a maturity of three months or less when purchased. See Note 5 for discussion of restricted cash.

     USE OF ESTIMATES -- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     ACCOUNTING PRONOUNCEMENTS -- In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards
No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") which determines compensation cost using the fair value method of accounting. Allstar has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which determines compensation cost using the intrinsic value based method of accounting. At December 31, 1996 Allstar had no stock options or similar equity instruments outstanding (see Note
9); accordingly, SFAS No. 123 had no effect on Allstar's consolidated financial statements or Notes thereto.

     In February 1997, the FASB issued Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 requires dual presentation of basic and diluted earnings per share for entities with complex capital structures. At December 31, 1996 Allstar had no stock options or similar equity instruments outstanding (see Note 9); accordingly, SFAS No. 128 will have no effect on Allstar's consolidated financial statements included herein upon its adoption at December 31, 1997.

     RECLASSIFICATIONS -- The accompanying consolidated financial statements for the years presented have been reclassified to give retroactive effect to certain changes in presentation.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following at December 31, 1995 and 1996:

                                            1995       1996
                                          ---------  ---------
Trade...................................  $  16,286  $  16,736
Allowances for doubtful accounts........       (464)      (219)
                                          ---------  ---------
       Total............................  $  15,822  $  16,517
                                          =========  =========

3.  DEFERRED OFFERING COSTS

     Deferred offering costs represent amounts incurred by Allstar through December 31, 1996 in preparation of filing an offering document. If Allstar determines not to go forward with the offering, these amounts will be charged to expense at that time.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at December 31, 1995 and 1996:

                                            1995       1996
                                          ---------  ---------
Equipment...............................  $     224  $     282
Computer equipment......................        893      1,964
Furniture and fixtures..................        410        294
Leasehold improvements..................         47         47
Vehicles................................        129        105
                                          ---------  ---------
                                              1,703      2,692
Accumulated depreciation and
  amortization..........................       (717)    (1,048)
                                          ---------  ---------
     Total..............................  $     986  $   1,644
                                          =========  =========

5.  CREDIT ARRANGEMENTS

     Allstar has two revolving lines of credit with a commercial finance company. This agreement, which continues in full force and effect for successive 13 month periods until terminated by 60 day written notice from either the lender or Allstar, is collateralized by substantially all of Allstar's assets and a personal guarantee of the principal stockholder of Allstar. The agreement contains restrictive covenants which, among other things, require specific ratios of revenue to working capital, total liabilities to tangible net worth and net profit after tax to revenue. The terms of the agreement also prohibit the payment of dividends, the purchase of Allstar common stock and other similar expenditures, including advances to related parties. During 1996, Allstar was not in compliance with certain of these covenants; however, the finance company waived such noncompliance through December 31, 1996 and executed amendments to the agreement to liberalize certain financial covenants. At December 31, 1996, Allstar was in compliance with these less restrictive financial covenants. In April 1996 the aggregate maximum combined lines of credit were increased from $15.0 million to $20.0 million and in September 1996 were temporarily increased to $30.0 million for the period from September 1996 through February 1997, to $28.0 million during March 1997 and to $25.0 million in April 1997, thereafter returning to the stated credit line of $20.0 million. The maximum combined credit limit is subject to borrowing base limitations which are generally computed as a percentage of various classes of eligible accounts receivable and qualifying inventory (as defined). Allstar pays an annual facility fee of approximately 0.25% of the total credit line.

     Under the first revolving line of credit (the "Accounts Line"), outstanding principal and interest are due upon termination of the agreement. Transactions on the Accounts Line are reflected as Notes Payable in

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the consolidated financial statements. The Accounts Line accrues interest at the prime rate plus 2% (10.25% at December 31, 1996). The agreement requires that all payments received from customers on pledged accounts receivable be applied to the outstanding balance on the Accounts Line. Accordingly, accounts receivable payments received in the amount of $581 and $94 at December 31, 1995 and 1996, respectively, but not yet applied to the line of credit, are shown as restricted cash in the accompanying balance sheets. The weighted average interest rate on the Accounts Line for 1994, 1995 and 1996 was 9.78%, 12.84% and 10.25%, respectively.

     The second revolving line of credit (the "Inventory Line") is used by Allstar to floor plan inventory purchases. At December 31, 1995 and 1996, aggregate borrowings on the Inventory Line were $5,298 and $6,134, respectively. Interest accrues at the prime rate plus 6% (14.25% at December 31, 1996) for all outstanding balances over 30 days.

     In addition, Allstar maintains a $3.0 million credit line with another financing company to be used to floor plan inventory purchases. At December 31, 1995 and 1996, aggregate borrowings on this line were $3,128 and $993, respectively. Interest accrues at the prime rate, which for purposes of this agreement will not fall below 6.5%, plus 6% (14.25% at December 31, 1996) for all outstanding balances over 30 days. This agreement contains restrictive covenants which, among other things, require a specific ratio of total liabilities to tangible net worth and a minimum tangible net worth (as defined). The terms of this agreement also prohibit the payment of dividends, the purchase of Allstar common stock and other similar expenditures, including advances to related parties. During 1996, Allstar was not in compliance with certain of these covenants; however, the finance company waived such noncompliance through December 31, 1996. At December 31, 1996, Allstar was in compliance with the restrictive financial covenants provided in the agreement.

     Amounts borrowed under the Inventory Line and the $3.0 million line of credit (collectively the "Floor Plan Agreements") are included in accounts payable in the consolidated financial statements. Under the Floor Plan Agreements the financing companies pay Allstar's suppliers directly and maintain a purchase money security interest in the related inventory. Allstar incurred interest expense under the Floor Plan Agreements of $19, $35 and $59 in 1994, 1995 and 1996, respectively. The Floor Plan Agreements require payment of interest on a monthly basis and principal on demand.

     The combined borrowing base under all credit arrangements was $18,841 at December 31, 1996.

6.  INCOME TAXES

     The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 consisted of the following:

                                            1994       1995       1996
                                          ---------  ---------  ---------
Current provision (benefit):
     Federal............................  $    (105) $     446  $     962
     State..............................         15         42        117
                                          ---------  ---------  ---------
Total current provision (benefit).......        (90)       488      1,079
Deferred provision (benefit)............        230       (146)       (92)
                                          ---------  ---------  ---------
     Total..............................  $     140  $     342  $     987
                                          =========  =========  =========

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

                                            1994       1995       1996
                                          ---------  ---------  ---------
Federal income tax at statutory rate....  $     113  $     301  $     907
Nondeductible expenses..................         17         48         17
State income taxes......................         10         28         77
Other...................................     --            (35)       (14)
                                          ---------  ---------  ---------
     Total..............................  $     140  $     342  $     987
                                          =========  =========  =========

     Deferred tax assets computed at the statutory rate related to temporary differences at December 31, 1995 and 1996 were as follows:

                                            1995       1996
                                          ---------  ---------
Deferred tax assets:
     Accounts receivable................  $      71  $     142
     Deferred service revenue...........         75         69
     Inventory..........................        112        139
                                          ---------  ---------
     Total deferred tax assets..........  $     258  $     350
                                          =========  =========

7.  ACCRUED EXPENSES

     Accrued liabilities consisted of the following as of December 31, 1995 and 1996:

                                            1995       1996
                                          ---------  ---------
Sales tax payable.......................  $   2,607  $   1,309
Accrued employee benefits, payroll and
  other related costs...................        456        996
Accrued interest........................     --            209
Other...................................        294        245
                                          ---------  ---------
     Total..............................  $   3,357  $   2,759
                                          ---------  ---------

     In August 1996, Allstar entered into an agreement with the state comptroller's office to pay 1995 delinquent sales taxes of $1.4 million plus interest. All penalties were waived by the state. The $1.4 million plus interest was included in accrued expenses at December 31, 1995. The delinquent taxes were paid in 1996.

8.  FRANCHISE FEES

     Allstar entered into an agreement in May 1989 whereby it became a franchise of Inacom Corp. ("Inacom"). Annual fees, amounting to 0.05% of certain gross sales, were expensed in the period incurred. Allstar obtained a waiver effective January 1, 1995 which eliminated the payment of franchise fees.

     Allstar entered into an agreement in August 1996 in which Allstar is required to purchase at least 80% of its computer products from Inacom if such are available within a reasonable period of time at reasonably competitive prices. The agreement expires on December 31, 2001 and automatically renews for successive one-year periods. A cancellation fee of $571 will be payable by Allstar in the event of non-renewal or early termination of the agreement by either party; however, Allstar does not anticipate termination to occur by either party prior to the initial termination date. Allstar is accruing this cancellation fee over the initial agreement period by an approximate $9 monthly charge to earnings. For the year ended December 31, 1996, Allstar charged to expense $44 related to this agreement.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES -- Allstar subleases office space from Allstar Equities, Inc. ("Equities"), a company wholly owned by the principal stockholder of Allstar. In 1996, Allstar renewed its office sublease with monthly rental payments of $31.5 in 1997 and $32 in 1998, plus certain operating expenses through December 1998. Rental expense under this agreement amounted to approximately $312, $372 and $372 during 1994, 1995 and 1996, respectively.

     Additionally, minimum annual rentals at December 31, 1996 on other operating leases amount to approximately $101 for 1997, $23 in 1998, $16 in 1999 and $8 in 2000. Amounts paid during 1994, 1995 and 1996 under such agreements totaled approximately $116, $137 and $252, respectively.

     BENEFIT PLANS -- Allstar maintains a group medical and hospitalization insurance program under which Allstar pays employees' covered health care costs. Any claims exceeding $10 per employee or a cumulative maximum of approximately $112 per year are insured by an outside insurance company. Allstar's claim and premium expense for this self-insurance program totaled approximately $74, $67 and $193 during 1994, 1995 and 1996, respectively.

     Allstar maintains a 401(k) savings plan. All full-time employees who have completed one year of service with Allstar are eligible to participate in the plan. Allstar also has the option of making additional contributions based on net profitability. Declaration of such contributions is at the discretion of Allstar's Board of Directors. Allstar made no additional contributions to the plan for the years ended December, 1994 and 1995. In 1996 Allstar contributed $136 to the plan.

     Allstar has filed under the Internal Revenue Service Walk-in Closing Agreement Program (the "Program") to negotiate a settlement regarding the qualified status of the 401(k) savings plan in order to meet the requirements of
Section 401(a) of the Internal Revenue Code. Under the Program, any sanction amount negotiated is based upon the total tax liability which could be assessed if the plan were to be disqualified. At December 31, 1996 the Company has accrued $50 for the estimated settlement cost.

     In September 1996 Allstar adopted the 1996 Incentive Stock Plan (the "Incentive Plan") and the 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). Under the Incentive Plan, Allstar's Compensation Committee may grant up to 417,500 shares of common stock, which have been reserved for issuance, to certain key employees of Allstar. The Incentive Plan provides for the granting of incentive awards in the form of stock options, restricted stock, phantom stock, stock bonuses and cash bonuses in accordance with the provisions of the plan. Additionally, no shares may be granted after the tenth anniversary of the Incentive Plan's adoption. Allstar has reserved for issuance, under the Director Plan, 100,000 shares of common stock, subject to certain antidilution adjustments. The Director Plan provides for a one-time option by newly elected directors to purchase up to 5,000 common shares, after which each director is entitled to receive an option to purchase up to 2,000 common shares upon each date of re-election to Allstar's Board of Directors. Options granted under the Director Plan have an exercise price equal to the fair market value on the date of grant and generally expire ten years after the grant date. No incentive awards or stock options have been granted under these plans at December 31, 1996.

     On July 13, 1996, a former customer brought suit against the Company in the 152nd Judicial District Court of Harris County, Texas. The plaintiff alleges that the Company failed to provide and complete promised installation and configuration of certain computer equipment within the time promised by the Company. Based on these allegations, the plaintiff is suing for breach of contract and other statutory violations and is seeking actual monetary damages of approximately $3 million and treble damages under the Texas Deceptive Trade Practices Act. The Company is unable to estimate the range of possible recovery by the plaintiff because the suit is still in the early stages of discovery. However, the Company is vigorously defending the action.

                      ALLSTAR SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Allstar is party to other litigation and claims which management believes are normal in the course of its operations; while the results of such litigation and claims cannot be predicted with certainty, Allstar believes the final outcome of such matters will not have a materially adverse effect on its results of operations or financial position.

10.  RELATED-PARTY TRANSACTIONS

     Effective December 31, 1993, Allstar entered into a stock sale agreement whereby 65,625 shares of Allstar no par value common stock (535,000 shares of $.01 par value common stock after effect of reincorporation and conversion -- see Note 1) were sold for $1.5 million. The proceeds from the stock subscription agreement were recorded as Accounts receivable -- affiliates and Additional paid-in capital at December 31, 1993. In May 1994 the subscription price was received and the shares of common stock were issued. The principal stockholder of Allstar and this minority stockholder have entered into an agreement under which the minority stockholder has the option to require the principal stockholder to repurchase these shares at an established price dependent upon the number of months held. In addition, the principal stockholder may offer to have Allstar purchase these shares; however, any such offer will not obligate Allstar to purchase such shares.

     Allstar has from time to time made payments on behalf of Equities and the Company's principal stockholders for taxes, property and equipment. Effective July 1, 1996, Allstar and its principal stockholder entered into a promissory note to repay certain advances, which were approximately $173 at July 1, 1996, in equal annual installments of principal and interest, from August 1997 through 2001. This note bears interest at 9% per year. Also effective July 1, 1996, Allstar and Equities entered into a promissory note whereby Equities would repay the balance of amounts advanced, which were approximately $387 at July 1, 1996, in monthly installments of $6.5, including interest, from July 1996 through November 1998 with a final payment of $275 due on December 1, 1998. This note bears interest at 9% per year. The principal amounts as of December 31, 1996 are classified as Accounts receivable -- affiliates and Other assets -- affiliates based on the repayment terms of the promissory notes. At December 31, 1995 and 1996, Allstar receivables from these affiliates amounted to approximately $405 and $501, respectively.

     During each of 1995 and 1996, Allstar paid $75 in consulting fees to a minority stockholder.

                                  * * * * * *

                                    GLOSSARY

COMPANY NAMES*

3Com............................  3Com Corporation
AVT.............................  Applied Voice Technology
Active Voice....................  Active Voice Corporation
Aspen...........................  Aspen System Technologies, Inc.
Compaq..........................  Compaq Computer Corporation
DEC.............................  DEC Digital Equipment Corporation
DFS.............................  Deutsche Financial Services Corporation
Epson...........................  Epson America, Inc.
Hewlett-Packard.................  Hewlett-Packard Company
IBM.............................  International Business Machines Corporation
IBMCC...........................  IBM Credit Corporation
ILC.............................  International Lan and Communications, Inc.
Inacom..........................  Inacom Corp.
Ingram..........................  Ingram Micro, Inc.
Inter-Tel.......................  Inter-Tel, Incorporated
Macrotel........................  Macrotel International Corporation
Microsoft.......................  Microsoft Corporation
Mitel...........................  Mitel, Inc.
NEC.............................  NEC America, Inc.
Novell..........................  Novell, Inc.
Taske...........................  Taske Technology, Inc.
Uniden..........................  Uniden America Corporation

------------

* All company names and trade names are the legal property of their respective owners.

TECHNICAL TERMS

Aggregator........................  A company that purchases directly from manufacturers in large quantities, maintains
                                    inventory, breaks bulk and resells to dis-
                                    tributors, resellers and value-added
                                    resellers
Configuration.....................  The customization of equipment to a customer's specifications which may include
                                    the loading of software, adding of memory or
                                    combining different manufacturers' equipment
                                    in such a way that it will be compatible as
                                    an integrated system
CTI...............................  Computer and telephone integration
IVR...............................  Interactive voice response
LAN...............................  Local-area network
MIS...............................  Management information systems
Open architecture networks........  Networks based on industry standard technical specifications that enable the
                                    system to operate with hardware and software
                                    from different manufacturers meeting those
                                    standards
PBX...............................  Private branch exchange
PC................................  Personal computer
Price protection..................  A voluntary policy by a manufacturer that when a decrease in the price of its product
                                    is instituted, the manufacturer will rebate
                                    the Company for the difference between the
                                    new price and the price paid by the Company
                                    for product in its inventory
Roll-out..........................  Single sale involving a large volume of similar products to be delivered on a
                                    pre-specified timetable
SQL...............................  Structured query language
VAR (Value-added reseller)........  A company that purchases equipment or software from a manu- facturer, aggregator
                                    or distributor, provides value added
                                    services to their clients including network
                                    management, configuration systems
                                    integration and training and subsequently
                                    resells the enhanced product
WAN...............................  Wide-area network

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary ......................................................      3
Risk Factors ............................................................      6
Use of Proceeds .........................................................     12
Dividend Policy .........................................................     12
Capitalization ..........................................................     13
Dilution ................................................................     14
Selected Financial Data .................................................     15
Management's Discussion and Analysis of Financial Condition and Results
  of Operations .........................................................     16
Business ................................................................     26
Management ..............................................................     36
Certain Relationships and Related Transactions ..........................     42
Principal and Selling Stockholders ......................................     45
Description of Capital Stock ............................................     46
Shares Eligible for Future Sale .........................................     49
Underwriting ............................................................     50
Legal Matters ...........................................................     51
Experts .................................................................     51
Additional Information ..................................................     52
Index to Consolidated Financial Statements ..............................    F-1
Glossary ................................................................    G-1

                            ------------------------

  UNTIL            , 1997, (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================
================================================================================

                                1,767,500 SHARES
                                LOGO -- ALLSTAR
                                 SYSTEMS, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                            SUTRO & CO. INCORPORATED

                                CRUTTENDEN ROTH
                                  INCORPORATED

                                          , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Company in connection with this Offering are as follows:

Securities and Exchange Commission registration fee ..........      $      9,684
NASD filing fee ..............................................             3,308
Nasdaq National Market listing fee ...........................            28,500
Printing expenses ............................................           125,000
Legal fees and expenses ......................................           183,000
Accounting fees and expenses .................................           312,000
Blue Sky fees and expenses (including legal fees) ............             5,550
Transfer Agent and Registrar fees ............................             5,000
Representatives' non-accountable expense allowance ...........           175,000
Miscellaneous ................................................             2,958
                                                                    ------------
     TOTAL ...................................................      $    850,000
                                                                    ============


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper stock repurchase or redemption or any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by Delaware law.

     Section 145 of the General Corporation Law of the State of Delaware ("DGCL") grants to the Company the authority to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the Board, or (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct or (iii) by the stockholders. The Bylaws provide for indemnification of each officer and director of the Company to the fullest extent permitted by Delaware law.

     In a suit brought to obtain a judgment in the corporation's favor, whether by the Company itself or derivatively by a stockholder, Section 145 of the DGCL only allows the Company to indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the Company may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the Company except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. According to the statute, in any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     Section 145 of the DGCL also allows the Company to purchase and maintain insurance on behalf of its directors and officers against liabilities that may be asserted against, or incurred by, such persons in any such capacity, whether the Company would have the authority to indemnify such person against liability under the provisions of Section 145. The Company intends to purchase and maintain a directors' and officers' liability policy for such purposes.

     Reference is made to the form of Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions regarding the indemnification of the Company, its officers and directors and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On December 3, 1993, the Company's predecessor, Allstar Systems, Inc., a Texas corporation, issued 2,625 shares of common stock to Anthony Adame in a privately negotiated transaction. Pursuant to an agreement entered into between Mr. Adame and the Company at the time Mr. Adame first joined the Company, it was agreed that when and if the Company considered an issuance to any party other than James H. Long, the then sole stockholder, Mr. Adame would receive an amount of shares equal to one percent of the outstanding shares of the Company at the time of such issuance. The consideration for the shares issued to Mr. Adame was his agreement to join the Company and his continued employment; thus, no cash payment was received by the Company from Mr. Adame upon issuance of the shares. The net book value of such shares at the time of issuance was approximately $3,018. Mr. Adame had been employed by the Company for three years when the Company considered the issuance of shares to Jack B. Corey described below and the 2,625 shares of common stock were issued to Mr. Adame.

     On March 22, 1994, the Company's predecessor, Allstar Systems, Inc., a Texas corporation, issued 65,625 shares of common stock to Jack B. Corey in a privately negotiated transaction. The aggregate consideration paid for these shares was $1.5 million.

     The Company has agreed to issue, subject to completion of the Offering, 14,286 shares of restricted Common Stock and options to acquire up to an aggregate of 100,000 shares of Common Stock, as described in the prospectus included in this Registration Statement under "Management -- Incentive and Stock Option Plans."

     The Company has agreed to issue to the Representatives of the Underwriters, subject to completion of the Offering, warrants to purchase 176,750 shares of Common Stock, as described in the prospectus included in this Registration Statement under "Underwriting."

     All shares, options and warrants described in this Item 15 were issued in privately-negotiated transactions with sophisticated persons, and each issuance was made pursuant to the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) thereof for transactions not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following is a list of all the exhibits and financial statement schedules filed as part of the Registration Statement.

     (a)  Exhibits:

EXHIBIT
 NUMBER                                DESCRIPTION
-------    ---------------------------------------------------------------------
 *1.1      --   Form of Underwriting Agreement.

 *2.1      --   Form of Plan and Agreement of Merger by and between Allstar
                Systems, Inc., a Texas corporation and Allstar Systems, Inc., a
                Delaware corporation.

 *3.1      --   Bylaws of the Company.

 *3.2      --   Certificate of Incorporation of the Company.

 *3.3      --   Amended and Restated Bylaws of the Company.

 *3.4      --   Certificate of Amendment to Certificate of Incorporation of the
                Company.

 *4.1      --   Specimen Common Stock Certificate.

 *4.2      --   See Exhibits 3.1 and 3.2 for provisions of the Certificate of
                Incorporation and Bylaws of the Company defining the rights of the holders of Common Stock.

 *4.3      --   Form of Warrant Purchase Agreement by and between the Company,
                Sutro & Co. Incorporated and Cruttenden Roth Incorporated.

 *5.1      --   Opinion of Porter & Hedges, L.L.P. with respect to legality of securities.

*10.1      --   Revolving Loan and Security Agreement dated August 5, 1993, by and between IBM Credit Corporation and Allstar Systems, Inc.

*10.2      --   Agreement for Wholesale Financing dated September 20, 1993, by and between ITT Commercial Finance Corp. and Allstar-Valcom,
                Inc.

*10.3      --   Amendment to Agreement for Wholesale Financing dated October 25,
                1994, by and between ITT Commercial Finance Corp. and Allstar
                Systems, Inc.

*10.4      --   Sublease Agreement dated August 2, 1996, by and between Allstar
                Equities and Allstar Systems, Inc.

*10.5      --   Form of Employment Agreement by and between the Company and certain members of Management.

*10.6      --   Employment Agreement dated September 7, 1995, by and between
                Stratasoft, Inc. and William R. Hennessy.

*10.7      --   Assignment of Certain Software dated September 7, 1995, by
                International Lan and Communications, Inc. and Aspen System
                Technologies, Inc. to Stratasoft, Inc.

*10.8      --   Microsoft Solution Provider Agreement by and between Microsoft
                Corporation and Allstar Systems, Inc.

*10.9      --   Novell Platinum Reseller Agreement dated February 22, 1989, by and between Novell, Inc. and Allstar Systems, Inc.

*10.10     --   Promissory Note dated August 6, 1996, by and between James H.
                Long and Allstar Systems, Inc.

*10.11     --   Allstar Systems, Inc. 1996 Incentive Stock Plan.

*10.12     --   Allstar Systems, Inc. 1996 Non-Employee Director Stock Option
                Plan.

*10.13     --   Primary Vendor Volume Purchase Agreement dated August 1, 1996 by and between Inacom Corp. and Allstar Systems, Inc.

*10.14     --   Resale Agreement dated December 14, 1995, by and between Ingram
                Micro Inc. and Allstar Systems, Inc.

*10.15     --   Volume Purchase Agreement dated October 31, 1995, by and between
                Tech Data Corporation and Allstar Systems, Inc.

*10.16     --   Intelligent Electronics, Inc. Compaq Second Source Reseller
                Agreement dated September 14, 1993 by and between Intelligent
                Reseller Network and Allstar Valcom.

 10.17     --   Number 10.17 not used.

*10.18     --   IBM Business Partner Agreement dated June 29, 1993, by and between IBM and Allstar Systems, Inc.

*10.19     --   Confirmation of Allstar Systems, Inc.'s status as a Compaq authorized reseller dated August 6, 1996.

*10.20     --   Hewlett-Packard U.S. Agreement for Authorized Second Tier
                Resellers dated March 13, 1995, by and between Hewlett-Packard
                Company and Allstar Systems, Inc.

*10.21     --   Associate Agreement dated May 23, 1996, by and between NEC
                America, Inc. and Allstar Systems, Inc.

*10.22     --   Mitel Elite Dealer Agreement and Extension Addendum dated August
                5, 1996, by and between Mitel, Inc. and Allstar Systems, Inc.

*10.23     --   Dealer Agreement dated March 1, 1995, by and between Applied
                Voice Technology and Allstar Systems, Inc.

*10.24     --   Industrial Lease Agreement dated March 9, 1996, by and between
                H-5 J.E.T. Ltd. as lessor and Allstar Systems, Inc. as lessee.

*10.25     --   Lease Agreement dated June 24, 1992, by and between James J.
                Laney, et al. as lessors, and Technicomp Corporation and Allstar
                Services as lessees.

*10.26     --   Consulting Agreement dated August 2, 1996, by and between Jack
                B. Corey and Allstar Systems, Inc.

*10.27     --   Acknowledgement, Waiver and Amendment to Revolving Loan
                Agreement dated August 2, 1996, by and between IBM Credit
                Corporation and Allstar Systems, Inc.

*10.28     --   Agreement dated August 5, 1996, by and between DFS and Allstar
                Systems, Inc.

*10.29     --   Letter Agreement dated September 12, 1996 by and between Jack B.
                Corey, Jakascki Corporation, James H. Long, Allstar Equities,
                Inc. and Allstar Systems, Inc.

*10.30     --   1996 Credit Line Uplift Program supplement to Revolving Loan
                Agreement dated September 10, 1996, by and between IBM Credit
                Agreement and Allstar Systems, Inc.

*10.31     --   Insurance Proceeds Agreement dated August 2, 1996, by and
                between Jack B. Corey and Allstar Systems, Inc.

*10.32     --   Extension of Acknowledgement, Waiver and Amendment to Revolving
                Loan Agreement dated October 23, 1996, by and between IBM Credit
                Corporation and Allstar Systems, Inc.

*10.33     --   Modification of Amendment Termination Date of Agreement dated
                October 23, 1996, by and between DFS and Allstar Systems, Inc.

*10.34     --   Letter Agreement dated May 19, 1997, by and between Jack B.
                Corey, Jakascki Corporation, James H. Long, Allstar Equities,
                Inc. and Allstar Systems, Inc.
*21.1      --   List of Subsidiaries of the Company.
`23.1      --   Consent and Report on Schedule of Deloitte & Touche LLP,
                independent auditors.
*23.2      --   Consent of Porter & Hedges, L.L.P. (included in Exhibit 5.1).
*23.3      --   Consent of Donald D. Sykora
*23.4      --   Consent of Jack M. Johnson, Jr.
*23.5      --   Consent of Richard D. Darrell
*23.6      --   Consent of G. Chris Andersen
 24.1      --   Power of Attorney (included on the signature page hereto).
*27.1      --   Financial Data Schedule.

------------

 * Previously filed.

 ` Filed herewith.

     (b)  Financial Statements Schedules:

     The following financial statement schedule is included in Part II of this Registration Statement, can be found on the page indicated and should be read in conjunction with the financial statements and notes thereto:

                  ITEM                     PAGE
----------------------------------------   ----
Schedule II Valuation and Qualifying
  Accounts..............................   S-1

     All other financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are omitted because they are not required under the related instructions, are inapplicable or the required information is included elsewhere in the financial statements.

ITEM 17.  UNDERTAKINGS.

     The undersigned Company hereby undertakes:

          (1) To provide to the underwriter at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2) That for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) That for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James H. Long and Donald R. Chadwick, and each of them, either of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 2, 1997.

                                          ALLSTAR SYSTEMS, INC.
                                          By: JAMES H. LONG
                                              JAMES H. LONG,
                                              CHAIRMAN OF THE BOARD, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the indicated capacities and on the second day of July, 1997.

      SIGNATURE                          TITLE                         DATE
----------------------  ---------------------------------------   --------------
    JAMES H. LONG          Director, Chairman of the Board,        July 2, 1997
    JAMES H. LONG        President and Chief Executive Officer
                             (Principal Executive Officer)

  DONALD R. CHADWICK                 Director and                  July 2, 1997
  DONALD R. CHADWICK            Chief Financial Officer
                             (Principal Financial Officer
                               and Principal Accounting
                                       Officer)

                         FINANCIAL STATEMENT SCHEDULE II

                              ALLSTAR SYSTEMS, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                             AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                               ADDITIONS
                                                         ----------------------
                                           BALANCE AT    CHARGE TO    CHARGE TO
                                           BEGINNING     COSTS AND      OTHER       OTHER       BALANCE AT
              DESCRIPTION                   OF YEAR      EXPENSES     ACCOUNTS     CHANGES      END OF YEAR
----------------------------------------   ----------    ---------    ---------    -------      -----------
Accumulated provision deducted from
  related assets on balance sheet:
     Allowance for doubtful accounts
       receivable:
          1996..........................     $  464        $ 890        --         $(1,135)(A)     $ 219
          1995..........................        188          353        --             (77)(A)       464
          1994..........................         41          170        --             (23)(A)       188
     Inventory reserves:
          1996..........................     $  368        $ 743        --         $(1,000)(A)     $ 111
          1995..........................        178          190        --           --              368
          1994..........................        216        --           --             (38)(A)       178
Reserves other than those deducted from
  assets on balance sheet:
     Allowance for doubtful vendor
       receivables:
          1996..........................     $  250        $ 119        --         $  (169)(A)     $ 200
          1995..........................        150          155        --             (55)(A)       250
          1994..........................        626           49        --            (525)(A)       150

------------

(A) Reductions related to amounts written off.

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                      DESCRIPTION
-------------------------------------------------------------
          *1.1       -- Form of Underwriting Agreement.
          *2.1       -- Form of Plan and Agreement of Merger
                        by and between Allstar Systems, Inc.,
                        a Texas corporation and Allstar
                        Systems, Inc., a Delaware
                        corporation.
          *3.1       -- Bylaws of the Company.
          *3.2       -- Certificate of Incorporation of the
                        Company.
          *3.3       -- Amended and Restated Bylaws of the
                        Company.
          *3.4       -- Certificate of Amendment to
                        Certificate of Incorporation of the
                        Company.
          *4.1       -- Specimen Common Stock Certificate.
          *4.2       -- See Exhibits 3.1 and 3.2 for
                        provisions of the Certificate of
                        Incorporation and Bylaws of the
                        Company defining the rights of the
                        holders of Common Stock.
          *4.3       -- Form of Warrant Purchase Agreement by
                        and between the Company, Sutro & Co.
                        Incorporated and Cruttenden Roth
                        Incorporated.
          *5.1       -- Opinion of Porter & Hedges, L.L.P.
                        with respect to legality of
                        securities.
         *10.1       -- Revolving Loan and Security Agreement
                        dated August 5, 1993, by and between
                        IBM Credit Corporation and Allstar
                        Systems, Inc.
         *10.2       -- Agreement for Wholesale Financing
                        dated September 20, 1993, by and
                        between ITT Commercial Finance Corp.
                        and Allstar-Valcom, Inc.
         *10.3       -- Amendment to Agreement for Wholesale
                        Financing dated October 25, 1994, by
                        and between ITT Commercial Finance
                        Corp. and Allstar Systems, Inc.
         *10.4       -- Sublease Agreement dated August 2,
                        1996, by and between Allstar Equities
                        and Allstar Systems, Inc.
         *10.5       -- Form of Employment Agreement by and
                        between the Company and certain mem-
                        bers of Management.
         *10.6       -- Employment Agreement dated September
                        7, 1995, by and between Stratasoft,
                        Inc. and William R. Hennessy.
         *10.7       -- Assignment of Certain Software dated
                        September 7, 1995, by International
                        Lan and Communications, Inc. and
                        Aspen System Technologies, Inc. to
                        Stratasoft, Inc.
         *10.8       -- Microsoft Solution Provider Agreement
                        by and between Microsoft Corporation
                        and Allstar Systems, Inc.
         *10.9       -- Novell Platinum Reseller Agreement
                        dated February 22, 1989, by and
                        between Novell, Inc. and Allstar
                        Systems, Inc.
         *10.10      -- Promissory Note dated August 6, 1996,
                        by and between James H. Long and
                        Allstar Systems, Inc.
         *10.11      -- Allstar Systems, Inc. 1996 Incentive
                        Stock Plan.
         *10.12      -- Allstar Systems, Inc. 1996
                        Non-Employee Director Stock Option
                        Plan.
         *10.13      -- Primary Vendor Volume Purchase
                        Agreement dated August 1, 1996 by and
                        between Inacom Corp. and Allstar
                        Systems, Inc.
         *10.14      -- Resale Agreement dated December 14,
                        1995, by and between Ingram Micro
                        Inc. and Allstar Systems, Inc.
         *10.15      -- Volume Purchase Agreement dated
                        October 31, 1995, by and between Tech
                        Data Corporation and Allstar Systems,
                        Inc.
         *10.16      -- Intelligent Electronics, Inc. Compaq
                        Second Source Reseller Agreement
                        dated September 14, 1993 by and
                        between Intelligent Reseller Network
                        and Allstar Valcom.
          10.17      -- Number 10.17 not used.
         *10.18      -- IBM Business Partner Agreement dated
                        June 29, 1993, by and between IBM and
                        Allstar Systems, Inc.

         *10.19      -- Confirmation of Allstar Systems,
                        Inc.'s status as a Compaq authorized
                        reseller dated August 6, 1996.
         *10.20      -- Hewlett-Packard U.S. Agreement for
                        Authorized Second Tier Resellers
                        dated March 13, 1995, by and between
                        Hewlett-Packard Company and Allstar
                        Systems, Inc.
         *10.21      -- Associate Agreement dated May 23,
                        1996, by and between NEC America,
                        Inc. and Allstar Systems, Inc.
         *10.22      -- Mitel Elite Dealer Agreement and
                        Extension Addendum dated August 5,
                        1996, by and between Mitel, Inc. and
                        Allstar Systems, Inc.
         *10.23      -- Dealer Agreement dated March 1, 1995,
                        by and between Applied Voice
                        Technology and Allstar Systems, Inc.
         *10.24      -- Industrial Lease Agreement dated
                        March 9, 1996, by and between H-5
                        J.E.T. Ltd. as lessor and Allstar
                        Systems, Inc. as lessee.
         *10.25      -- Lease Agreement dated June 24, 1992,
                        by and between James J. Laney, et al.
                        as lessors, and Technicomp
                        Corporation and Allstar Services as
                        lessees.
         *10.26      -- Consulting Agreement dated August 2,
                        1996, by and between Jack B. Corey
                        and Allstar Systems, Inc.
         *10.27      -- Acknowledgement, Waiver and Amendment
                        to Revolving Loan Agreement dated
                        August 2, 1996, by and between IBM
                        Credit Corporation and Allstar
                        Systems, Inc.
         *10.28      -- Agreement dated August 5, 1996, by
                        and between DFS and Allstar Systems,
                        Inc.
         *10.29      -- Letter Agreement dated September 12,
                        1996 by and between Jack B. Corey,
                        Jakascki Corporation, James H. Long,
                        Allstar Equities, Inc. and Allstar
                        Systems, Inc.
         *10.30      -- 1996 Credit Line Uplift Program
                        supplement to Revolving Loan
                        Agreement dated September 10, 1996,
                        by and between IBM Credit Agreement
                        and Allstar Systems, Inc.
         *10.31      -- Insurance Proceeds Agreement dated
                        August 2, 1996, by and between Jack
                        B. Corey and Allstar Systems, Inc.
         *10.32      -- Extension of Acknowledgement, Waiver
                        and Amendment to Revolving Loan
                        Agreement dated October 23, 1996, by
                        and between IBM Credit Corporation
                        and Allstar Systems, Inc.
         *10.33      -- Modification of Amendment Termination
                        Date of Agreement dated October 23,
                        1996, by and between DFS and Allstar
                        Systems, Inc.
         *10.34      -- Letter Agreement dated May 19, 1997,
                        by and between Jack B. Corey,
                        Jakascki Corporation, James H. Long,
                        Allstar Equities, Inc. and Allstar
                        Systems, Inc.
         *21.1       -- List of Subsidiaries of the Company.
         `23.1       -- Consent and Report on Schedule of
                        Deloitte & Touche LLP, independent
                        auditors.
         *23.2       -- Consent of Porter & Hedges, L.L.P.
                        (included in Exhibit 5.1).
         *23.3       -- Consent of Donald D. Sykora
         *23.4       -- Consent of Jack M. Johnson, Jr.
         *23.5       -- Consent of Richard D. Darrell
         *23.6       -- Consent of G. Chris Andersen
          24.1       -- Power of Attorney (included on the
                        signature page hereto).
         *27.1       -- Financial Data Schedule.

------------

 * Previously filed.

 ` Filed herewith.